MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2025

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on March 31, 2026, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) consolidated financial statements for the year ended December 31, 2025 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);
•Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;
•Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and
•Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
1.    HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties.

Allied is positioned for substantial growth, with a path to increase sustainable production to approximately 800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

Allied is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

Operational, Earnings and Cash Flows Highlights:

For the three months ended December 31, 2025, unless otherwise noted

•Quarterly production of 117,004 gold ounces, exceeding previously issued quarterly production guidance of 113,000 ounces and annual production guidance of above 375,000 ounces. Gold production for the fourth quarter was the highest of the year and was driven mainly by higher grades and higher ore output across all operations. The implied annualized production corresponding to the strong fourth quarter production is well above the Company's broader production outlook from its producing mines of 375,000 to 400,000 ounces of gold per annum, and demonstrates the growth potential of its operating assets which will be significantly supplemented once its Kurmuk mine is in production later this year. Fourth quarter production represents a 34% increase over the average production achieved during the first three quarters of 2025 and marks the highest quarterly production in the Company’s history.

	For three months ended December 31, 2025	For three months ended December 31, 2024
Sadiola	57,191	54,210
Bonikro	33,279	20,259
Agbaou	26,534	25,163
Consolidated	117,004	99,632

•Sales of 113,446 gold ounces, in line with production, with minor differences attributable to timing of shipments.

•Total cost of sales(4) of $1,942, cash costs(1) of $1,830, and All-in Sustaining Costs (“AISC”)(1) for the quarter of $1,980 per gold ounce. As previously guided, AISC(1) for the fourth quarter continued the trend of material reductions as a result of increased production, mining sequencing and operational improvements. This represents a reduction of over 5% over the AISC realized in the third quarter, despite higher royalties driven by higher average gold prices. The estimated gold price impact on fourth quarter AISC as a result of higher royalties due to average gold prices of approximately $4,145 versus an average of approximately $3,460 in the third quarter amounts to approximately $100 per ounce, implying a substantial gold-price-adjusted reduction in AISC of over $200 per ounce on a quarter-over-quarter basis. These results demonstrate a significant reduction in costs through 2025, net of gold price impacts, which is expected to continue into 2026. Further, as expected and guided, Bonikro's sustaining capital and AISC(1) continued to be impacted by capitalized stripping at PB5. Stripping activities conducted in 2025, will improve production and costs for upcoming years, as high grade ore will be exposed while significantly lower waste removal will be required.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

•Operating highlights by mine for the quarter as follows:

For three months ended December 31, 2025	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	57,191	55,921	$2,131	$2,051	$2,104
Bonikro Gold Mine	33,279	30,465	$1,541	$1,402	$1,746
Agbaou Gold Mine	26,534	27,060	$2,001	$1,856	$1,987
Total	117,004	113,446	$1,942	$1,830	$1,980

•As at December 31, 2025, the Company had cash and cash equivalents of $479.8 million. The Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

•Net cash generated from operating activities for the quarter was $189.3 million. Operating cash flows before income tax paid, government settlements and movements in working capital were a strong inflow of $227.1 million. Current period cash from operating activities was positively impacted by significantly higher gold sales and higher realized gold prices. Working capital impact for the quarter is related to normal course movements in inventory (including stockpiles) and timing of accounts payable, along with year-end accruals.

•Net Loss Attributable to the Shareholders to the Company (“Attributable Net Loss”) for the three months ended December 31, 2025 was $23.6 million or $(0.19) per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation largely impacted by share price movements and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $69.0 million or $0.56 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended December 31, 2025 were $138.6 million and $204.6 million respectively. EBITDA(1) was impacted by unrealized mark-to-market losses on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

•At Kurmuk, the Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the fourth quarter of 2025.

The project is progressing well, with procurement and logistics of critical items substantially completed at year-end. The key focus during the quarter was on logistics for transporting equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk continued mechanical activities throughout the first quarter, progressing the remaining earthworks at the tailings storage facility and haulage road, and advancing piping and electrical installation, other infrastructure, and ancillary facilities. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.
Along with the advancement of engineering for the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the project
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
execution, with subsequent modifications to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of the Company's assets.

•Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

On December 21, 2025, the Company announced that it commenced operations and began processing ore through the fresh ore comminution circuit installed pursuant to the Phase 1 expansion at Sadiola, marking a significant milestone in the transformational growth strategy for this long-life asset. The Phase 1 expansion is aimed at increasing production, reducing costs and materially increasing cash flows through a phased expansion approach. The Phase 1 mill ramped up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce reagent consumption incrementally.

The Company has been advancing studies to define the best strategy for the next phase of the mine's expansion. The initial conclusion of these studies was that adding a pre-leach thickener to the circuit allows the plant to process over 90% of the fresh ore in the feed, increasing operational flexibility and potentially increasing production. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design in late 2025 to prepare for construction in 2026.

Allied concluded in the fourth quarter that the best execution strategy for expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 Mt/y of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 Mt/y and 8 Mt/y. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital efficiency and returns. For 2026, the Company will advance the engineering and early works required for the 7 Mt/y step, together with the studies to increase recoveries, new tailings dam construction and solar farm earthworks and mobilization.

The total capital expenditures for the 7 Mt/y step of the processing plant are estimated at approximately $200 million, including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, which are planned to be developed between late 2026 and late 2028. The subsequent 8 Mt/y and 9 Mt/y per year steps consist of adding a permanent tertiary crushing circuit and wet plant upgrades, respectively, and could be executed sequentially or concurrently, along with related expansions to power generation and ancillary facilities.

At the 7 Mtpa throughput, the plant configuration will include the existing Stage 1 three-stage crushing circuit operating in parallel with a new two-stage crushing circuit. Downstream, the comminution circuit will comprise two parallel milling circuits (Stage 1 and a new mill already owned by the Company), producing a final grind of P80 75 μm. The remainder of the flowsheet will include a pre-leach thickener, pre-oxidation, cyanidation, and carbon adsorption, utilizing the existing facilities and remaining consistent with the general processing path defined for Sadiola in the previous technical work.

•As previously disclosed, along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective. Please refer to the Sadiola Energy Program section for further details.

•A total of 40,503 metres of exploration drilling in 265 holes were completed over the Company's project areas in Mali, Côte d’Ivoire and Ethiopia during the fourth quarter of 2025. For the year, the Company completed 2,025 exploration and sterilization holes totalling 206,833 metres. This investment towards ongoing programs is designed to maintain current mineral resources, with a continuing short-term bias to define additional oxide gold resources at Sadiola and in Côte d’Ivoire, increase
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Inferred Mineral Resources and deliver opportunities to further maintain and increase the mineral resources at all three sites to meet long term resource goals. Drilling activities were also carried out to support on-going operations including sterilization drilling and short-term model validation work.

•As of December 31, 2025, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold, contained within 247.1 million tonnes at a grade of 1.41 g/t. This represents a net year-over-year increase, reflecting the addition of new Mineral Reserves, replacing depletion from 2025 production, and updates to economic and design assumptions. Total Measured and Indicated Mineral Resources stood at 15.3 million ounces of gold, contained within 336.7 million tonnes at a grade of 1.41 g/t. The modest decrease from 2024 is primarily attributable to the recategorization of some Indicated Mineral Resources to Inferred Mineral Resources. Inferred Mineral Resources, at year-end totalled 2.1 million ounces contained within 54.2 million tonnes at a grade of 1.20 g/t.

Financing and Corporate Development Highlights:

Transaction with Zijin Gold

Having been advised by Zijin Gold International Company Limited ("Zijin Gold") in January that their formal and detailed diligence and internal approval processes had been completed, and that Zijin Gold wished to proceed with a transaction which was in line with the Company's value expectations, the Company engaged in full negotiation on price and terms of a possible transaction. On January 26, 2026, following several weeks of detailed negotiations, the Company announced it had entered into a definitive agreement (the "Arrangement Agreement" or the "Agreement"), pursuant to which Zijin Gold, a public company listed on the Hong Kong Stock Exchange, had agreed to acquire all of the issued and outstanding shares of Allied Gold (the “Transaction”) at a price of C$44 per share (the “Offer Price”) in cash, pursuant to the terms of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement). The Board determined that the offer immediately achieved fair value realization while mitigating business risks, particularly in highly volatile markets, and Zijin Gold had demonstrated a strong track record of long-term asset stewardship and consequently, there was a suspension of the other strategic opportunities.

The en bloc equity value of the Company, taking into account the implied total value of the assets of the Company and cash on hand, pursuant to the Arrangement is approximately C$5.5 billion based on Allied Gold’s common shares outstanding and the offer price to shareholders, realizing a significant, certain and immediate value for Allied Gold shareholders.

Benefits of the Arrangement:

•The strong fundamental value of Allied Gold, underpinned by two tier-one, generational mines with imminent and significant growth, positioning it as a differentiated asset base, has been validated by the Zijin Gold transaction, and is clearly reflected in the transaction terms.
•Immediate and significant premium of approximately 27% to the 30-day volume-weighted average share price on the TSX prior to the announcement of the transaction.
•Consideration represents an all-time high for Allied's common share price.
•All-cash offer that is not subject to a financing condition and that provides shareholders with immediate liquidity, crystallizing significant and certain value amid extreme volatility in gold prices, and reducing exposure to broader market volatility.
•Strong deal certainty with a highly credible and leading global mining company as purchaser with the financial resources necessary to complete the Arrangement and a demonstrated track record of completed transactions in Canadian capital markets.

With the requisite Allied shareholder approval having been obtained on March 31, 2026 and regulatory approvals in progress, the goal remains to close as soon as possible and before the outside date in the Agreement, with the continuing objective of closing at the end of April, subject to the satisfaction of customary closing conditions, including the receipt of all required regulatory approvals and final court approval. Such regulatory approvals are currently underway in multiple jurisdictions, with Zijin Gold and Allied working cooperatively in a sensible and disciplined manner. While broader global geopolitical events and circumstances should not impact the progress of the regulatory process for the transaction, both companies monitor these events and circumstances and regularly discuss possible implications of those events and circumstances. There is no assurance that these events and circumstances will not have an impact on the transaction or timing for approvals nor that such approvals will be received. Both companies continue to demonstrate a strong commitment to complete the transaction. Further, the companies are working on an orderly transition, including site detailed visits, management integration planning, and evaluating further asset optimizations and opportunities aimed at unlocking future value for the asset platform.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Overnight Marketed Equity Offering

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

The proceeds are being used to fund optimization and growth initiatives particularly to accelerate development of infrastructure for the next phase of expansion at Sadiola which includes improvements in processing capacity and acceleration of the implementation of certain components of the recently announced energy program, modify the plant under development at Kurmuk to increase average processing capacity for higher levels of production and general corporate purposes to take advantage of corporate and asset-based opportunities which may arise from time to time. The Company considers that pursuing some or all of these initiatives at this time improves efficiency, productivity and profitability.

Gold Prepaid Forward Arrangement

The Company has entered into Gold Prepaid forward arrangements with select lenders (the "Prepay Lenders"), for a total advance amount of $125.0 million. Under these arrangements, the Company will deliver to the Prepay Lenders an aggregate of 4,035 ounces of gold per month over a period of twelve months, starting in October 2026.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Common Share Consolidation

During the second quarter, in May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

During the second quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million (C$92.3 million). and net proceeds of $61.9 million (C$85.1 million).

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company is using net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio.

Optimization Initiatives

Management has continued on its optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Sustainability, Health and Safety Highlights:

Sustainability:

The Company's sustainability framework includes principles and expectations which are to be implemented to build a common understanding and approach to sustainability performance. The frameworks has the the objective of enhancing the integration of sustainability within the Company’s strategy, operational processes, and culture.

As part of the Sustainability Management system, a set of standards for Occupational Health and Safety, Environment and Social performance were also approved and communicated across the Company.

During the fourth quarter, the Company continued supporting the development of its "We think safety, we act safely” culture, and several new initiatives were implemented across the Company, and in particular, a “Wake up for Safety” awareness campaign.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended December 31, 2025 was 1.64, compared to a TRIR of 1.56 in the comparative prior year quarter.

The Company’s TRIR for the year ended December 31, 2025 was 1.21, compared to a TRIR of 1.64 in the comparative prior year period.

In terms of Lost Time Injuries (“LTI”), the Company reported three LTI for the three months ended December 31, 2025, compared to four LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended December 31, 2025 of 0.45, compared to a LTIR of 0.89 in the comparative prior year quarter.

For the year ended December 31, 2025, the Company reported seven LTI, compared to ten LTI in the comparative prior year period, which results in a LTIR of 0.29, compared to a LTIR of 0.63 in the comparative prior year period.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three months and year ended on December 31, 2025.

The Company reported three road accidents for the three months ended December 31, 2025.

In terms of Artisanal and Small-Scale Gold Mining (“ASGM”), the Company continued the development of a strategy and an internal detailed situational analysis in Ethiopia. For other countries, a detailed action plan has been developed to understand the context, and the Company has begun the development of a management plan to address the situation.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Summary of Operational Results

	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Gold ounces
Production	117,004	99,632	379,081	358,091
Sales(8)	113,446	64,769	418,168	313,455
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,942	$1,773	$2,013	$1,627
Cash Costs(1)	$1,830	$1,589	$1,847	$1,484
AISC(1)	$1,980	$1,987	$2,037	$1,730

Average revenue per ounce sold	$3,765	$2,634	$3,242	$2,327
Average market price per ounce	$4,135	$2,663	$3,432	$2,389

Average revenue per ounce differs from average market price per ounce predominantly due to hedge settlements and sales made under streams, while regular sales approximate average market prices. Details as follows:

	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Average revenue per ounce for at-market sales	4,146	2,648	3,422	2,346
Less: Impact of hedge settlements	(327)	—	(133)	—
Less: Impact of streams, in-kind dividend and IFRS 15 adjustments	$(54)	(14)	$(47)	(19)
Average revenue per ounce sold	$3,765	$2,634	$3,242	$2,327

Gold production of 117,004 ounces during the three months ended December 31, 2025, compared to 99,632 ounces during the comparative prior period. The increase was predominantly driven by increases at Bonikro in the fourth quarter being impacted by the benefits of stripping at PB5, as anticipated, and further increases at Sadiola and Agbaou.

Total cost of sales(4) of $1,942 for the three months ended December 31, 2025 compared to $1,773 during the comparative prior period. Cash costs(1) on a per gold ounce sold basis of $1,830 for the three months ended December 31, 2025, compared to $1,589 during the comparative prior period. All-in Sustaining Costs (“AISC”)(1) for the current quarter of $1,980 compared to $1,987 per gold ounce. As previously guided, AISC(1) for the fourth quarter continued the trend of material reductions as a result of increased production, mining sequencing and operational improvements. This represents a reduction of over 5% over the AISC realized in the third quarter, despite higher royalties driven by higher average gold prices. The estimated gold price impact on fourth quarter AISC as a result of higher royalties due to average gold prices of approximately $4,145 versus an average of approximately $3,460 in the third quarter amounts to approximately $100 per ounce, implying a substantial gold-price-adjusted reduction in AISC of over $200 per ounce on a quarter-over-quarter basis. These results demonstrate a significant reduction in costs through 2025, net of gold price impacts, which is expected to continue into 2026.

Gold sales(8) of 113,446 ounces for three months ended December 31, 2025 compared to 64,769 ounces sold in the comparative period quarter. The variance in sales ounces is associated with the comparative prior year period, which was impacted by Korali-Sud gold production for the quarter not sold until early in 2025, as previously disclosed.

Gold production was 379,081 ounces during the year ended December 31, 2025, compared to 358,091 ounces in the comparative period. The change was predominantly driven by increases at Bonikro and Agbaou, along with the benefits at Sadiola of Korali-Sud for the first three quarters of 2025, with the completion of mining of the oxide body during the fourth quarter.

Total cost of sales(4) of $2,013 for the year, compared to $1,627 in the comparative prior year. Cash costs(1) on a gold ounce sold basis were $1,847 for the year ended December 31, 2025, compared to $1,484 in the comparative prior year. All-in Sustaining Costs (“AISC”)(1) for the year was $2,037 compared to $1,730 per gold ounce. As previously guided, AISC(1) for the fourth quarter continued the trend of
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
material reductions as a result of increased production, mining sequencing and operational improvements. This represents a reduction of over 5% over the AISC realized in the third quarter, despite higher royalties driven by higher average gold prices. The estimated gold price impact on fourth quarter AISC as a result of higher royalties due to average gold prices of approximately $4,145 versus an average of approximately $3,460 in the third quarter amounts to approximately $100 per ounce, implying a substantial gold-price-adjusted reduction in AISC of over $200 per ounce on a quarter-over-quarter basis. These results demonstrate a significant reduction in costs through 2025, net of gold price impacts, which is expected to continue into 2026.

Gold sales(8) of 418,168 ounces for year ended December 31, 2025 compared to 313,455 ounces sold in the comparative year. The variance in sales ounces is associated with the comparative prior year period, which was impacted by Korali-Sud gold production for the quarter not sold until early in 2025, as previously disclosed.

Average revenue per ounce generally diverges from the average market price due to the impact of ounces delivered under the streams, offtake agreements and the settlement of the gold collars.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Summary of Financial Results:

(In thousands of US Dollars, except for shares and per share amounts)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Revenue	$427,820	$170,846	$1,331,824	$730,382
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(205,818)	(101,888)	(753,539)	(462,527)
Gross profit excluding DDA(1)	$222,002	$68,958	$578,285	$267,855
DDA	(14,440)	(12,955)	(71,743)	(47,621)
Gross profit	$207,562	$56,003	$506,542	$220,234
General and administrative expenses	$(45,606)	$(17,441)	$(120,794)	$(63,149)
Exploration and evaluation expenses	(3,782)	(12,600)	(16,490)	(23,818)
(Loss) gain on revaluation of financial instruments and embedded derivatives	(19,867)	15,553	(69,391)	5,836
Other losses	(14,108)	(4,325)	(35,964)	(125,193)
Net earnings before finance costs and income tax	$124,199	$37,190	$263,903	$13,910
Finance income (costs)	(12,550)	(6,998)	(26,550)	(19,276)
Net earnings (loss) before income tax	111,649	30,192	237,353	(5,366)
Current income tax expense	$(99,450)	$(21,996)	$(175,001)	$(87,517)
Deferred income tax expense	(25,926)	(16,165)	(59,045)	(26,668)
Net (loss) earnings for the year	$(13,727)	$(7,969)	$3,307	$(119,551)

(Loss) earnings attributable to:
Shareholders of the Company	$(23,644)	$(10,280)	$(51,847)	$(115,632)
Non-controlling interests	9,917	2,312	55,154	(3,919)
Net (loss) earnings for the year	$(13,727)	$(7,968)	$3,307	$(119,551)

Net loss per share attributable to shareholders of the Company
Basic	$(0.19)	$(0.03)	$(0.45)	$(0.43)
Diluted	$(0.19)	$(0.03)	$(0.45)	$(0.43)

Attributable Net Loss for the three months ended December 31, 2025 was $23.6 million, compared to an Attributable Net Loss of $10.3 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation largely impacted by share price movements and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $69.0 million for the current quarter, compared to Adjusted Net Earnings(1) of $9.5 million in the comparative prior year quarter.

EBITDA(1) and Adjusted EBITDA(1) for the three months ended December 31, 2025 were $138.6 million and $204.6 million respectively, compared to earnings of $50.1 million and $47.3 million for the prior year comparative period. EBITDA(1) was impacted by unrealized mark-to-market losses on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

Attributable Net Loss for the year ended December 31, 2025 was $51.8 million, compared to an Attributable Net Loss $115.6 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $163.6 million for the current period, compared to Adjusted Net Earnings(1) of $36.3 million in the comparative prior year period.

EBITDA(1) and Adjusted EBITDA(1) for the for the year ended December 31, 2025 were $335.6 million and $523.8 million respectively, compared to a loss of $61.5 million and earnings of $186.2 million in the comparative prior year period. EBITDA(1) was impacted by unrealized mark-to-market losses on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share amounts)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Net Loss attributable to Shareholders of the Company	$(23,644)	$(10,280)	$(51,847)	$(115,632)
Net Loss attributable to Shareholders of the Company per Share	$(0.19)	$(0.03)	$(0.45)	$(0.43)
(Loss) gain on revaluation of financial instrument	19,867	(15,553)	69,391	(5,836)
Depreciation of Korali share-based payment for permit	(1,164)	—	3,592	—
Foreign exchange	7,254	204	11,094	2,670
Share-based compensation	24,748	1,655	60,239	6,611
Settlement of Claim Matters, VAT adjustments and Other	13,604	9,354	44,327	99,372
Tax adjustments	28,318	24,148	26,818	49,161
Total increase to Attributable Net Earnings(2)	$92,627	$19,808	$215,461	$151,978
Total increase to Attributable Net Earnings(2) per share	$0.76	$0.06	$1.87	$0.56
Adjusted Net Earnings(1)	$68,983	$9,528	$163,614	$36,346
Adjusted Net Earnings(1) per Share	$0.56	$0.03	$1.42	$0.14

The current period was impacted by revaluations of financial instruments and the mark-to-market of the Company's publicly traded debt, foreign exchange, stock based compensation, along with tax adjustments. Further, earnings for the prior year were impacted by claim matter settlements, and a VAT write-off. In accordance with IFRS, all amounts associated with the claim settlement were expensed during the third quarter of 2024.

The Company did not pay any dividends or have distributions to shareholders during the three months or year ended December 31, 2025 or 2024.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$227,134	$140,971	$637,032	$321,268
Income tax paid	—	(7,077)	(33,321)	(35,696)
Settlement of Claim Matters	$—	$(68,000)	$(42,198)	$(68,000)
Operating cash flows before movements in working capital(6)	$227,134	$65,894	$561,513	$217,572
Working capital movement(6)	(37,810)	(14,984)	(47,534)	(106,758)
Net cash generated from Operating activities	$189,324	$50,910	$513,979	$110,814
Net cash used in Investing activities	(96,314)	(73,690)	(432,067)	(193,405)
Net cash generated from Financing activities	131,759	152,142	184,857	151,227
Net increase in cash and cash equivalents	$224,769	$129,362	$266,769	$68,636

Net cash generated from operating activities for the three months ended December 31, 2025 was $189.3 million. This compares to $50.9 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by significantly higher gold sales and higher realized gold prices. Prior year cash flows were further negatively impacted by the settlement of claim matters and higher income taxes paid. Working capital impact for the quarter is related to normal course movements in inventory (including stockpiles) and timing of accounts payable, along with year-end accruals. As customary, certain positive impacts to working‑capital movements in the fourth quarter are typically released in the first quarter of the following year, reflecting the normal course settlement of various payables, accruals, and other balance‑sheet items.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended December 31, 2025 increased significantly, at an inflow of $227.1 million compared with the prior year comparative quarter inflow of $141.0 million. This was due to higher gold sales and higher realized gold prices. The impact of higher sales was partially offset by lower proceeds from stream arrangements and prepays in the current period.

Net cash generated from operating activities for the year ended December 31, 2025 of $514.0 million compared to an inflow of $110.8 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher gold sales and higher realized gold prices. The impact of higher sales was partially offset by lower proceeds from stream arrangements and prepays in the current period. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.

Operating cash flows before income tax paid, government settlements and movements in working capital for the year ended December 31, 2025 increased significantly, at $637.0 million, compared to $321.3 million in the prior year comparative period. This increase was associated with higher gold sales and higher realized gold prices.

As at December 31, 2025, the Company had cash and cash equivalents of $479.8 million, compared with $225.0 million as at December 31, 2024.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Summary of Capital Expenditures

For three months ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$69	$3,682	$14,864	$4,666	$4	$65	$14,937	$8,413
Bonikro	12,448	6,031	—	678	3,168	1,610	15,616	8,319
Agbaou	1,555	1,418	—	—	1,521	—	3,076	1,418
Kurmuk and Ethiopia	—	—	73,167	56,497	—	—	73,167	56,497
Corporate and Other	—	145	13,078	—	—	—	13,078	145
Total	$14,072	$11,276	$101,109	$61,841	$4,693	$1,675	$119,874	$74,792

For years ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$3,402	$20,064	$62,985	$16,701	$365	$1,200	$66,752	$37,965
Bonikro	52,407	20,407	48	8,300	10,019	7,192	62,474	35,899
Agbaou	30,791	5,888	284	7,238	4,160	—	35,235	13,126
Kurmuk and Ethiopia	—	—	260,595	110,424	—	—	260,595	110,424
Corporate and Other	74	301	36,550	—	—	—	36,624	301
Total	$86,674	$46,660	$360,462	$142,663	$14,544	$8,392	$461,680	$197,715
All expenditures associated with Ethiopia and Kurmuk for the period are classified as Expansionary in nature, including project costs, exploration activities and office costs but excluding capitalized borrowing costs under IFRS and VAT recoverable. All IFRS capitalized borrowing costs are disclosed under Corporate and Other.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), which includes the Korali-Sud open pit gold mine (65% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase sustainable production to approximately 800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Guidance

Production

The Company’s key focus for 2026 is to continue implementing its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows. Alongside this, the Company's key strategic priority is the completion of construction and the commencement of operations at the Kurmuk Project, expected in mid-2026, while continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations.

As previously guided, the Company expects to produce between 385,000 and 425,000 ounces of gold in 2026 from its currently producing mines, and between 100,000 and 150,000 ounces of gold from the Kurmuk Project, which is expected to begin production in mid-2026. The range is driven by different ramp-up scenarios. The lower end represents a conservative case that assumes stable grid power is achieved in late Q3 (as opposed to mid-Q2), reflecting exogenous factors outside the Company’s control. The power utility remains committed to providing sufficient stable power by mid-Q2; accordingly, the Company’s objective is to deliver production closer to the midpoint or higher end of the range. Total production guidance, including contributions from Kurmuk, is expected to be 485,000 to 575,000 ounces of gold. This is consistent with the historical production profile of the Company’s existing operations of 375,000 to 400,000 ounces, with incremental increases driven by access to higher grades and ongoing operational improvements and expansions.

First quarter results are expected to put the Company well on-track towards its annual guidance, and strong EBITDA(1) margins are expected to continue to improve.

(ounces)	2025 Actual	2026 Guidance
Sadiola	193,880	200,000 - 230,000
Bonikro	100,678	105,000 - 110,000
Agbaou	84,523	80,000 - 85,000
Kurmuk	—	100,000 - 150,000
Total Gold Production	379,081	485,000 - 575,000

Costs

For 2026, the projected mine-site level cost of sales per ounce, cash costs(1), AISC(1) are expected to be between $1,945-2,160, $1,550-1,680 and $1,750-1,900 per ounce, respectively, based on a gold price assumption of $4,250 per ounce.

2025 Actual Costs

	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola	2,137	2,030	2,105
Bonikro	1,786	1,436	1,678
Agbaou	1,937	1,824	2,269
Total	2,013	1,847	2,037
| 16

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

2026 Guidance Costs

	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola	2,200 - 2,300	2,090-2,190	2,190-2,300
Bonikro	2,225 - 2,335	1,440-1,510	1,750-1,840
Agbaou	2,470-2,600	1,750-1,840	2,200-2,320
Kurmuk	1,045 - 1,325	750-950	900-1,100
Total	1,945-2,160	1,550-1,680	1,750-1,900

Every $100/oz increase in the price of gold is expected to result in $15/oz higher AISC on a consolidated basis, primarily due to certain royalties based on gold price. Given the Ad-Valorem tax at Sadiola, this gold price impact is proportionally higher. Guidance AISC is defined at a gold price of $4,250 per ounce and considering that in 2025, the average realized gold price was $3,355 per ounce, the gold price related impact on AISC in the 2026 guidance is estimated at approximately $135 per ounce on a consolidated basis, and at approximately $160 per ounce for Sadiola.

CAPEX

2025 Actual Capex

(in thousands of US dollars)	Sustaining Capital	Expansionary Capital	Total Exploration
Sadiola	3,402	62,985	12,284
Bonikro	52,407	48	10,597
Agbaou	30,791	284	4,583
Kurmuk	—	260,595	—
Corporate and Other	74	36,550	—
Total	86,674	360,462	27,464

2026 Guidance Capex

(in thousands of US dollars)	Sustaining Capital	Expansionary Capital	Total Exploration
Sadiola	5,000	105,000	6,000
Bonikro	13,000	38,000	5,000
Agbaou	38,000	—	4,000
Kurmuk	35,000	240,000	5,000
Corporate and Other	1,000	—	—
Total	92,000	383,000	20,000

Sadiola capital expenditures include the pre-leach thickener implementation, instrumentation and automation upgrades, engineering and start of construction for the 7 Mt/a per year step of Phase 2, as discussed above, and the advancement of the solar farm and construction of the new tailings facility. Agbaou will incur an anticipated $38 million in capital expenditures for production stripping, aimed at exposing ore for 2026 and future years. At Bonikro, expansionary expenditures include plant throughput expansions and optimizations aimed at increasing future production, along with tailings storage facility expansion and advancement of the Oumé project. Expansionary capital expenditures for Kurmuk are tied to the completion of the project scope, with additional funding for post-project initiatives, including expansion of warehousing capacity in the country, satellite deposits development, community projects, and process plant optimization for future years, while sustaining costs relate to open-pit waste stripping. Approximately 70% of the Company’s expected exploration spend is capital in nature.

| 17

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Overall, these developments across Allied's portfolio, from enhanced production and cost efficiencies at its operating assets, to the exploration success and the advancement of Kurmuk towards production, collectively support the significant turnaround and transformational growth achieved since the Company went public in late 2023.

Outlook 2027

Allied operating outlook for 2027 shows a production range between 640,000 and 680,000 ounces of gold, reflecting a full year of production from Kurmuk and stable performance from the rest of the asset portfolio.

| 18

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
3.    REVIEW OF FINANCIAL RESULTS

For the three months ended December 31, 2025

Revenue

Revenue of $427.8 million for the three months ended December 31, 2025, compared to $170.8 million in the comparative prior year period. The significant increase in revenue was driven by an increase in average revenue per ounce of 43% as a result of higher gold prices versus the comparative period, along with an increase in sales quantities of 48,677 ounces, or 75%.

The variance in sales ounces is associated with the comparative prior year period, which was impacted by Korali-Sud gold production for the quarter not sold until early in 2025, as previously disclosed.

The average realized gold price during the period, net of the impact of sales under the streaming arrangements and the settlement of gold collars of $37.1 million, was $1,131/ounce higher, at $3,765/ounce compared to $2,634/ounce in the comparative prior period quarter.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $205.8 million for the three months ended December 31, 2025, compared to $101.9 million in 2024. The increase in Cost of Sales, excluding DDA was predominantly impacted by the increase in ounces sold during the quarter in relation to prior year's comparative quarter. The prior year comparative quarter was impacted by the aforementioned delay in sale of Korali-Sud gold sold during the first quarter of 2025. Further, current period costs were impacted by the increase in royalties associated with significantly higher gold prices.

DDA

Total DDA(4) of $14.4 million for the three months ended December 31, 2025, was higher than the $13.0 million in the comparative prior year quarter. The increase is mostly attributable to ounces sold. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs.

For the three months ended December 31, 2025, administrative expenses excluding share-based expenses were $20.9 million , compared to $15.8 million in the comparative prior year quarter.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash, and are paid or issued based on future vesting and performance. As the Company’s stock gained over 47% in the fourth quarter alone, stock-based compensation for the fourth quarter increased accordingly, along with the normal course issuance of units during the year.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

| 19

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Gain on revaluation of financial instruments

The result for the three months ended December 31, 2025 relates to the following items, with the most significant components of the current period result being related to the convertible debt valuation and deferred consideration.

•The revaluation of the convertible debenture and its associated unrealized mark-to-market impact, due to an increase in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•The revaluation of the contingent consideration to Agbaou and Kurmuk, predominantly associated with higher consensus market prices.
•Then, to a smaller extent and not individually significant:
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days and a loss is recorded in earnings as incurred, and
◦the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended December 31, 2025 was $14.1 million, compared to a loss of $4.3 million in the comparative prior year quarter.

Other losses for the current period were impacted by items that were individually insignificant.

Finance costs

Finance costs of $12.6 million for the three months ended December 31, 2025 were comparable to the finance costs of $7.0 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•Interest on Borrowings. Interest expense was $2.4 million, compared to $2.3 million in the comparative prior year quarter. Interest is related to the convertible debentures issued on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.
•During the period, the Company capitalized interest of $13.1 million, associated with the construction of the Kurmuk project and the Sadiola phased expansion.
•Other Non-Cash Finance Cost was $16.0 million compared to $9.1 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Consolidated Financial Statements for further details).
•Current period costs included a loss of $7.3 million in foreign currency ($0.2 million gain in the prior year comparative period).

Income tax expense

Income tax expense was $125.4 million for the three months ended December 31, 2025 and reflects a current income tax expense of $99.5 million and a deferred income tax expense of $25.9 million. This compares to a total tax expense in the prior year comparative quarter of $38.2 million, with current income tax expense of $22.0 million and a deferred income tax expense of $16.2 million. The increase in income tax is related to the increase in revenue and the non-recognition of deferred tax assets.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The high effective tax rate is the result of the tax impact of costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs, hedging market-to-market and other non-operational expenses, while the underlying operations recorded income before tax. The effective tax rate on operations was 30.0%, which is more in line with statutory rates.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia where the statutory tax rate is 25%; and Canada, where the combined federal and provincial statutory tax rate is
| 20

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million for two out of the past four years. However, this legislation does not currently apply to the Company as 2025 was the first year that revenue exceeded €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

For the year ended December 31, 2025

Revenue

Total revenue was $1,331.8 million for the year ended December 31, 2025, compared to $730.4 million in the prior year comparative period, resulting predominantly from 39% higher realized prices and a 33% increase in the number of ounces sold(8), or 104,713 ounces. The variance in sales ounces is associated with the comparative prior year period, which was impacted by Korali-Sud gold production for the quarter not sold until early in 2025, as previously disclosed.

The average realized gold price, net of the impact of sales under the streaming arrangements and the settlement of gold collars of $55.8 million, for the year ended December 31, 2025, was $915 per ounce higher at $3,242 per ounce versus $2,327 per ounce in the comparative prior period in 2024.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $753.5 million for the year ended December 31, 2025, compared to $462.5 million in the prior year comparative period. The increase was predominantly related to changes in the general cost structure of the business from the prior year and the aforementioned sales quantities. Further, current period costs were impacted by the increase in royalties associated with significantly higher gold prices.

DDA

Total DDA(4) was $71.7 million for the year ended December 31, 2025 compared to $47.6 million in the 2024 comparative period. The increase is attributable to ounces sold. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs.

Excluding share-based compensation, the administrative expense for the year ended December 31, 2025 was $60.6 million, compared to $56.5 million in the prior year comparative period.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash, and are paid or issued based on future vesting and performance. As the Company’s stock gained over 200% in the year, along with the normal course issuance of units during the year, stock-based compensation increased accordingly.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

(Loss) Gain on revaluation of financial instruments

The result for the year ended December 31, 2025, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation and deferred consideration.
•The revaluation of the convertible debenture and its associated unrealized mark-to-market impact loss, due to an increase in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•The revaluation of the contingent consideration related to Agbaou and Kurmuk, predominantly associated with higher consensus market prices.

Other losses

Other loss of $36.0 million was recorded for the year ended December 31, 2025, compared to $125.2 million in the comparative prior year period.

Other losses for the current period were impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters. Included in the current period is a gain of $14.5 million, associated with the aforementioned 8,155 Korali ounces that were advanced to the Government of Mali as a prepayment of future dividends during the first quarter of 2025. Although these ounces were effectively transferred at prevailing market prices in exchange for a prepayment of 2025 dividends, under IFRS, the Government of Mali cannot be considered a customer as a shareholder to that entity due to the form of the transaction, and consequently the values associated with these ounces are not included in Revenue, Cost of Sales or Depreciation but in this financial statement line item. This gain was offset by other losses in the current period, predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

Costs for the prior year were impacted by claim matter settlements, and a VAT write-off. In accordance with IFRS, all amounts associated with the claim settlement were expensed during the third quarter of 2024.

Finance costs

Finance costs of $26.6 million for the year ended December 31, 2025, compared to $19.3 million in the comparative prior year period. The costs comprise major categories, as follows:

•Interest on Borrowings. Interest expense was $9.4 million, compared to $9.4 million in the comparative prior year period, unchanged as no further debt taken on during the year and all related to the convertible debentures. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
•During the period, the Company capitalized interest of $36.6 million, associated with the construction of the Kurmuk project and the Sadiola phased expansion.
•Other Non-Cash Finance Costs of $42.6 million compared to $22.0 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Consolidated Financial Statements for further details).
•For the year ended December 31, 2025, foreign exchange loss was $11.1 million compared to $2.7 million in the comparative prior year period.

Income tax expense

Income tax expense was $234.0 million for the year ended December 31, 2025 and reflects a current income tax expense of $175.0 million and a deferred income tax expense of $59.0 million. This compares to a total tax expense in 2024 of $114.2 million, with current income tax expense of $87.5 million and a deferred income tax expense of $26.7 million. The increase in income tax is the result of the tax impact of the Mali matters and the non-recognition of deferred tax assets.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The effective tax rate relating to operations in the current year was 36.1%, which is more in line with statutory tax rates.
The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective tax rate for the years ended December 31, 2025 and 2024:

•The non-recognition of deferred tax assets in the amount of $87.5 million for the year ended December 31, 2025 compared to the recognition of deferred tax assets in the amount of $6.6 million for the year ended December 31, 2024. Deferred taxes are not recognized to the extent there is insufficient future taxable income. The non-recognition of deferred tax assets relate to losses where there is insufficient future taxable income.
•For the year ended December 31, 2024, the company recorded $37.3 million of tax expense relating to the Mali settlement and an expense of $10.0 million relating to tax settlements in Côte d'Ivoire for the year ended December 31, 2025.
•For the year ended December 31, 2025, the company recorded a tax expense in the amount of $5.6 million relating to the strengthening US$ against the Ethiopian Birr and the weakening of the US$ against the West African CFA (XOF) franc compared to a recovery in the amount of $16.8 million on the strengthening of the US$ against the XOF and Birr for the year ended December 31, 2024.
•The company recorded a tax expense of $29.8 million relating to the accrual for withholding tax on future distributions for the year ending December 31, 2025 compared to an expense of $7.0 million for the year ended December 31, 2024.
•Losses in low-taxed jurisdictions impacted the rate by $11.4 million for the year ended December 31, 2025 and $11.8 million for the year ended December 31, 2024.

Deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or amortized. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to amortization, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million for two out of the past four years. However, this legislation does not currently apply to the Company as 2025 was the first year that revenue exceeded €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenue	$427,820	$305,618	$251,979	$346,407	$170,846	$188,855	$195,614	$175,067
(Loss) earnings and total comprehensive (loss) earnings attributable to shareholders	(23,644)	(17,917)	(25,410)	15,124	(10,280)	(107,965)	8,298	(5,685)
(Loss) earnings per share attributable to shareholders of the Company
Basic	(0.19)	(0.15)	(0.22)	0.14	(0.10)	(1.28)	0.10	(0.06)
Diluted	(0.19)	(0.15)	(0.22)	0.13	(0.10)	(1.28)	0.09	(0.06)
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
4.    REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	2.17	2.44	6.52	7.17
Waste mined (M tonnes)	8.32	6.43	27.27	24.37
Ore processed (M tonnes)	1.25	1.05	4.95	4.59
Gold
Production (Ounces)	57,191	54,210	193,880	193,462
Sales(8) (Ounces)	55,921	14,619	236,970	145,285
Feed grade (g/t)	1.62	1.67	1.37	1.46
Recovery rate (%)	86.6%	93.8%	88.2%	87.5%
Total cost of sales per ounce sold(4)	$2,131	$1,965	$2,137	$1,372
Cash costs per ounce sold(1)	$2,051	$1,862	$2,030	$1,327
AISC per ounce sold(1)	$2,104	$2,826	$2,105	$1,580
Financial (In thousands of US Dollars)
Revenue	$209,274	$38,792	$734,156	$334,584
Cost of sales (excluding DDA)	(115,061)	(27,293)	(466,005)	(193,176)
Gross profit excluding DDA(1)	$94,213	$11,499	$268,151	$141,408
DDA	(4,095)	(1,433)	(23,029)	(6,183)
Gross Profit	$90,118	$10,066	$245,122	$135,225
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$69	$3,682	$3,402	$20,064
Expansionary(1)	14,864	4,666	62,985	16,701
Exploration(1)	4	65	365	1,200

For the three months ended December 31, 2025, Sadiola produced 57,191 ounces of gold, compared to the 54,210 ounces produced in the comparative prior year quarter. Production in the fourth quarter represents record quarterly production for the mine since the Company went public in 2023, demonstrating the improved operating performance expected to continue in 2026 and beyond.

Production was mainly supported by mining transitional and oxide ore from Sadiola Main Pit Stage 5 and oxides from Sekekoto, which provided higher grades and throughput. Strong production in the fourth quarter of 2025 was further supported by the continued mobilization of new equipment by the mining contractor and strong performance at the processing plant. Following continued mobilization of additional equipment by the mining contractor in the fourth quarter, further equipment additions were observed during the first quarter of 2026. Instrumentation upgrades at the process plant were commissioned and at full capacity starting mid-February 2026. In the interim, optimization initiatives implemented throughout 2025, including increased mining and processing of oxide ore and improved operational efficiency on the existing process plant circuit, resulted in throughput consistently exceeding the pre-automation baseline. This delivered a cumulative increase of approximately 361,000 tonnes for the year, which occurred primarily in the fourth quarter. These outcomes reflect stronger process control, improved instrumentation reliability, and a more stable operating regime.

The Company continues to advance the development and preparation of new projects with near-surface, medium- to high-grade oxide zones, including FE4, FE2.5, and Sadiola Main Stage 6, which are expected to contribute to gold production in the short and medium term.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Furthermore, FE2 North and Tambali North extension projects were brought forward through ongoing exploration efforts to identify additional near-surface oxide discoveries. These targets form part of the Company’s 2026 high-grade exploration pipeline and are expected to enhance operational flexibility and potentially boost production in 2026 and beyond.

With rising mining volumes, improved fresh-ore preparation, and active improvement programs, Sadiola is well positioned to stabilize production and sustain stronger margins over the medium term.

As previously discussed, the Company is advancing studies to define the best strategy for the next phase of the mine's expansion. Please refer to Sadiola Expansion Project below for further details. Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. Please refer to Sadiola Energy Program for further details.

Total cost of sales(4) and All-in Sustaining Costs (“AISC”)(1) for the quarter were $2,131 and $2,104, respectively, per gold ounce. As previously guided, AISC(1) for the fourth quarter continued the trend of material reductions as a result of increased production, mining sequencing and operational improvements. This represents a reduction from the third quarter, despite higher royalties driven by higher average gold prices. The estimated gold price impact on fourth quarter AISC as a result of higher royalties due to average gold prices of approximately $4,145 versus an average of approximately $3,460 in the third quarter amounts to over $100 per ounce, implying a substantial gold-price-adjusted reduction in AISC on a quarter-over-quarter basis.

Gold sales for the current quarter were mostly in line with production, with small differences attributable to timing of shipments.

For the year ended December 31, 2025, Sadiola produced 193,880 ounces, and was comparable to the 193,462 ounces in the comparative prior year. Production in the twelve months ended December 31, 2025 includes the significant contribution from Korali-Sud high-grade oxide ore, as well as its fresh ore, through co-processing of Sadiola and Korali-Sud ores. Co-processing started on May 6, 2025 and continued to contribute through the fourth quarter of 2025.

Gold sales for the year ended December 31, 2025 were higher than production, resulting from timing of shipments and sales. As of December 31, 2024, gold produced from Korali-Sud oxide ore was in inventory at Sadiola and sold early in 2025. The timing of sales of Korali-Sud gold resulted from necessary administrative processes related to establishing the new operating company for Korali-Sud and transferring its mining license. These processes took longer than initially anticipated due to administrative changes introduced by the 2023 mining code.

Sadiola Expansion Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

On December 21, 2025, the Company announced that it commenced operations and began processing ore through the fresh ore comminution circuit installed pursuant to the Phase 1 expansion at Sadiola, marking a significant milestone in the transformational growth strategy for this long-life asset. The Phase 1 expansion is aimed at increasing production, reducing costs and materially increasing cash flows through a phased expansion approach. The Phase 1 mill ramped up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce reagent consumption incrementally.

The Company has been advancing studies to define the best strategy for the next phase of the mine's expansion. The initial conclusion of these studies was that adding a pre-leach thickener to the circuit allows the plant to process over 90% of the fresh ore in the feed, increasing operational flexibility and potentially increasing production. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design in late 2025 to prepare for construction in 2026.

Allied concluded in the fourth quarter that the best execution strategy for expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 Mt/y of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 Mt/y and 8 Mt/y. This strategy
| 26

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital efficiency and returns. For 2026, the Company will advance the engineering and early works required for the 7 Mt/y step, together with the studies to increase recoveries, new tailings dam construction and solar farm earthworks and mobilization.

The total capital expenditures for the 7 Mt/y step of the processing plant are estimated at approximately $200 million, including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, which are planned to be developed between late 2026 and late 2028. The subsequent 8 Mt/y and 9 Mt/y per year steps consist of adding a permanent tertiary crushing circuit and wet plant upgrades, respectively, and could be executed sequentially or concurrently, along with related expansions to power generation and ancillary facilities.

At the 7 Mtpa throughput, the plant configuration will include the existing Stage 1 three-stage crushing circuit operating in parallel with a new two-stage crushing circuit. Downstream, the comminution circuit will comprise two parallel milling circuits (Stage 1 and a new mill already owned by the Company), producing a final grind of P80 75 μm. The remainder of the flowsheet will include a pre-leach thickener, pre-oxidation, cyanidation, and carbon adsorption, utilizing the existing facilities and remaining consistent with the general processing path defined for Sadiola in the previous technical work.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective.

Beginning early next year, Sadiola will significantly reduce its use of legacy diesel generators in favour of newer, more cost-effective units and control systems, aimed at reducing fuel consumption and increasing power generation efficiency. Over the course of 2027, this will be followed by the installation of the photovoltaic plant and related BESS, as well as medium-speed thermal generators, both of which are planned to be expanded further to match the energy requirements of the next Sadiola expansion.

The introduction of the initial photovoltaic plant and BESS is projected to reduce energy costs by up to 20 percent compared to current costs. The introduction of additional photovoltaic and BESS capacity, as well as medium-speed thermal generators, is projected to further reduce energy costs by up to 45 percent, representing a reduction in All-In Sustaining Costs ("AISC"), once the power program is fully implemented, estimated to range from an initial amount of $150 per ounce of gold to as much as $200 per ounce of gold with incremental interim reductions as each of the components of the power program are implemented. The projected operating costs are comparable to the average costs expected for grid-supplied power with diesel backup, adjusted for grid availability in Mali. Considering the schedule of implementation for the different stages of the plan noted above, which is driven by engineering and procurement timelines of the various components, cost improvements are expected to be modest in 2026 and then gradually increase with the deployment of solar and BESS in 2027, and then increase meaningfully with the introduction of medium-speed thermal generation in 2027 and 2028.

The Company has concluded that its power program for Sadiola will provide greater reliability and certainty, which are essential for supporting uninterrupted mining operations without overburdening the grid system. Elements of the power solution are expected to be financed through a combination of upfront and deferred payments, thereby decreasing near-term capital requirements, as noted below.

As part of its analysis, the Company has retained the services of African Power Services ("APS") to provide a comprehensive power solution for the program's initial stages. The engagement with APS marks a significant milestone in Allied's strategy to unlock value at Sadiola by ensuring a reliable, cost-effective, and scalable power supply in alignment with the mine's phased expansion approach. Leveraging APS's extensive experience in renewable and hybrid energy solutions across Africa, Allied expects to materially reduce operating costs, enhance energy efficiency, and lower carbon emissions as the implementation of its energy program advances.

The power requirement for the Sadiola Phase 1 expansion was determined to be 20MW as average load, while for the Phase 2 expansion, the average load is estimated to be 32MW. As previously disclosed, the Company is advancing engineering studies on an alternative expansion scenario that leverages the existing processing infrastructure, thereby reducing capital requirements while achieving substantial production growth. The power requirement for this alternative scenario is expected to fall within the range of 22MW and 32MW, defined by the power demands of Phase 1 and Phase 2 expansions. Given that the power plan being implemented is to be
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
deployed in stages and is scalable, this approach provides the Company with significant flexibility to pursue its future expansion plans while securing its power supply and advancing its cost reduction program at Sadiola in the short and medium term.

As noted above, the first stage of the proposed program involves expanding the diesel generation capacity at Sadiola by approximately 14MW with state-of-the-art units, which are expected to be completed by early 2026. This will be followed by the installation of a photovoltaic plant with a peak capacity of approximately 35MW, paired with a 30 MWh BESS and a new control system integrated with the diesel generators by mid-2027, which is designed to supply approximately forty percent of the energy requirements of Phase 1 expansion.

The second stage of the plan involves the progressive introduction of medium-speed thermal generation between 2027 and 2028, which is expected to improve efficiency and significantly reduce operating costs. Additional thermal generation will be accompanied by the expansion of the renewable energy generation to a target peak capacity of up to 60MW for solar and 45 MWh for BESS, to supply the next phase of growth at Sadiola while preserving flexibility to produce additional power if required.

The new diesel generators, along with the initial photovoltaic plant and BESS, are planned to be installed with a deferred payment arrangement, thereby requiring minimal up-front capital. The capital for the first stage of the medium-speed thermal generators is expected to fit within the capital provision for power as part of the Sadiola expansion.

These investments will secure power for the ongoing needs and future growth at Sadiola, while progressively lowering costs, fuel consumption and carbon intensity of operations. In addition, the hybrid power generation solution will ensure a robust, independent and uninterrupted power supply for operations, while preserving the option to connect to Mali's public grid system in the future. These enhancements reinforce Allied's commitment to disciplined capital allocation, operational excellence, and ESG-driven value creation for shareholders and stakeholders. With improved and more efficient, cost-effective energy availability, Allied remains on track to deliver the Sadiola expansion on schedule and within budget, while advancing its broader growth pipeline across Africa.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Sadiola Main, Tambali, Sekekoto West, FE3/4, FE2 Trend and TK1 support Allied's strategy to leverage the existing resources, known mineralization trends and infrastructure to maximize production and cash flows in the short to medium term.

On October 29, 2025, Allied presented results of the exploration programs carried out over the Sadiola property during 2025. The Company’s five-year exploration goal for Sadiola is to reach over 14 million ounces of Mineral Resources, representing a sequential target of over 3.5 million ounces of new Mineral Resources in addition to the current inventory. The objective includes adding approximately 1.0 million ounces of new oxide, which, in turn, supports Sadiola’s medium-term and long-term expansion strategy, providing upside and optionality. Exploration drilling has intersected significant new zones and extensions at Sekekoto West/S12, Tambali, FE2 Trend, and FE3/4 Trend with Sekekoto West and the southern part of the FE2 Trend (FE2.5) potentially providing short-term, new and more proximal high-grade oxide resources for the Sadiola mill as mining at Korali Sud winds down. Mineralization remains open along strike and at depth across all four target areas. Select highlights from the news release (see Allied Gold's press release dated October 29, 2025 available at alliedgold.com for full details) include:
•Sekekoto West/S12: 33.0 metres @ 15.23 g/t Au (SARC 1699) and 25.0 metres @ 11.90 g/t Au (SARC1695)
•Tambali: 12.6 metres @ 18.87 g/t Au (SADD181) and 6.7 metres @ 8.74 g/t Au (SADD264)
•FE2 Trend: 3.0 metres @ 28.19 g/t Au (SARC2318) and 8.0 metres @ 6.55 g/t Au (SARC2321)
•FE3/4 Trend: 18.0 metres @ 10.68 g/t Au (SARC1957) and 20.0 metres @ 5.53 g/t Au (SARC1948)

During fourth quarter, exploratory and resource drilling programs were conducted on the Sadiola license with a total of 130 holes drilled comprising 17,242 metres utilizing five exploration core and RC drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West, Tambali and FE4 deposits, along the FE2 Trend and testing the TK1 target during the quarter. A sterilization drill program over a proposed solar field and waste pile site to the east of the FE2.5 oxide deposit was completed with results for the waste pile site pending at year-end. For the year, Allied completed 831 holes of exploration and sterilization drilling totaling 80,370 metres.

Exploratory drilling at the Sekekoto West Deposit was extended to the north during the quarter with 26 holes totaling 2,638 metres drilled. This work resulted in extending the zone for another 200 metres for a total of approximately 900 metres to the north outside of the original 800 metre long pit design. Further drilling may be carried out once an IP survey is completed. The IP survey is designed to
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
trace the Sekekoto West host geology to the north and to provide enough data to create a 3D resistivity image of the S12 deposit which will be used to assist resource modelling of this karsted zone.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization was completed in the third quarter. Drillhole intersections demonstrate good continuity of potentially economic mineralization to 320 metres depth. Additional drilling to test for oxide resources at the northeast portion of the Tambali Deposit commenced in the fourth quarter with 3 holes totaling 687 metres completed. Drilling to test for oxides will extend into the first quarter of 2026.

At FE4, a 199-hole drill program, now 43% completed, is being carried out to both upgrade inferred mineral resources to Indicated and test for extensions to the known mineralization. In the fourth quarter, 6 holes totaling 764 metres were completed. Access to the pit base during the quarter was limited by rainfall and active mining. Results to date have been encouraging. Drilling is expected to resume in 2026.

New drilling programs were initiated at Sadiola Main and TK1 during the quarter. The initial 10 of 17 holes, totaling 4,441 metres were completed at Sadiola Main. These holes are designed to test for the southern strike extensions of the deposit, test for additional oxide gold mineralization, infill areas where modelling information is needed and to test below previous drilling to begin to support an expansion of the reserve pit and/or to evaluate the underground potential.

At TK1, an oxide gold target located approximately 9 km to the southeast of the mill, 9 holes totaling 816 metres were completed in the quarter. In total, 29 holes comprising 2,774 metres were drilled to the completion of this initial program. Additional drilling is pending review of the results.

Drilling continued to the north of the FE2 pit with 2 holes totaling 323 metres drilled in the quarter. Oxide gold mineralization and potential gold mineralization has now been followed, more or less continuously for 4.7 kilometres and remains open to the north and, less so, to the south. Drilling will continue to test this limestone/clastic sediment contact with wide-spaced drill fences for another 2.5 kilometres to the north with a goal to exhibit potential for shallow oxide gold resources along the entire 7-plus kilometre long trend. In-fill drilling has commenced to the north of the FE2 pit to determine if an inferred mineral resource can be defined.

Seven holes, totaling 312 metres were completed over an oxide resource target (Stage 6 mine plan), located at the southeast side of the Sadiola Main Pit, to support an updated resource estimate and a 2026 plan to mine this mill-proximal oxide zone.

Sterilization drilling was completed over a planned solar field site and at a proposed waste dump immediately east of the FE2.5 oxide deposit. This work comprised 37 holes totaling 3,632 metres.

In 2026, Sadiola will see continued efforts with five drills dedicated to continue testing for, and extending, the gold mineralized structures at Sadiola Main, Tambali, FE2 Trend, Sekekoto Trend, FE3/FE4, TK1, Mandakoto and Kouloukan with an initial 2026 budget of $6.2 million. The exploration is focused on both oxide and shallow fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favored in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of ongoing discovery/additions are high.
Sadiola Protocol Agreement

During the third quarter of 2024, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

In particular, the Agreement provides several benefits for the Company, setting the stage for advancing the Company's plans:

•Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company's phased expansion plan, which provide for the realization of Sadiola’s inherent value.

•Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations alone have substantial financial
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
value, as compared to the mining code itself. In addition, the Company's ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State's ownership of Korali-Sud increased to 35% on January 8, 2025, whereas the Company retained 65%) and maintain rights to fiscal stability, mediation and arbitration. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.

•Approval of Korali-Sud: Korali-Sud represented significant value and production and cash flow during 2025, advancing strategic goals at Sadiola.

•Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.

•Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment. The Company made the final payment of 25 billion CFA francs, or approximately $42.2 million on April 4, 2025. In addition, the Company also settled certain tax and other obligations. In accordance with IFRS, all amounts were expensed during the third quarter of 2024. Lastly, part of the Company's business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Sadiola Mineral Reserves and Mineral Resources

At Sadiola, newly discovered oxide mineralization at Sekekoto West – North Extension and FE2.5 has been incorporated into the 2026 mine plan, with a portion successfully converted to Mineral Reserves. To the southwest of Sadiola Main, the Tambali South zone continues to demonstrate strong potential at depth and along strike to the north. Additional mineralization discovered in 2025 has been included in the current update. An ongoing infill drilling program, together with geotechnical and hydrogeological investigations, is expected to support the conversion of additional Tambali South Mineral Resources to Mineral Reserves in 2026.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.62	0.59	2.29	2.98
Waste mined (M tonnes)	5.06	3.46	21.86	13.86
Ore processed (M tonnes)	0.64	0.50	2.58	2.20
Gold
Production (Ounces)	33,279	20,259	100,678	86,755
Sales (Ounces)	30,465	22,979	97,436	88,776
Feed grade (g/t)	1.72	1.42	1.28	1.33
Recovery rate (%)	94.7%	92.6%	94.2%	92.9%
Total cost of sales per ounce sold(4)	$1,541	$1,578	$1,786	$1,654
Cash costs per ounce sold(1)	$1,402	$1,183	$1,436	$1,272
AISC per ounce sold(1)	$1,746	$1,543	$1,678	$1,550
Financial (In thousands of US Dollars)
Revenue	$115,623	$60,477	$319,423	$206,908
Cost of sales (excluding DDA)	(42,969)	(27,330)	(140,712)	(113,356)
Gross profit excluding DDA(1)	$72,654	$33,147	$178,711	$93,552
DDA	(3,985)	(8,923)	(33,284)	(33,464)
Gross Profit	$68,669	$24,224	$145,427	$60,088
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$12,448	$6,031	$52,407	$20,407
Expansionary(1)	—	678	48	8,300
Exploration(1)	3,168	1,609	10,019	7,191

Bonikro produced 33,279 ounces of gold during the three months ended December 31, 2025, compared with 20,259 ounces produced in the comparable quarter of the previous year.

For the fourth quarter, ore feed and grades were in line with plan, with slightly higher recoveries. Production in the fourth quarter was substantially increased from the previous quarter, benefiting from access to higher-grade ore due to the stripping completed earlier in the year. This performance builds on the operational improvements demonstrated throughout the year and is expected to continue into 2026, driven by the benefits of completing the stripping of pushback 5 in 2025, as well as other operational improvements.

For 2026, mine sequencing is expected to remain in higher-grade zones, as previously indicated, benefitting from mine development completed in 2025. Processing circuit optimization continues, with a focus on enhancing gravity recovery, circuit efficiency, and slurry control.

| 31

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Compared to 2025, waste stripping at Bonikro will be lower, providing increased flexibility in ore mining. This lower strip ratio is expected to be maintained through 2026 and 2027. Processing optimization continued, with a focus on gravity recovery, circuit efficiency, and slurry control. Power reliability also improved, contributing to greater plant stability.

For costs, as expected and guided, Bonikro's sustaining capital and AISC(1) continued to be impacted by capitalized stripping at PB5. Stripping activities conducted in 2025, will improve production and costs for upcoming years, as high grade ore will be exposed while significantly lower waste removal will be required.

During the fourth quarter, gold sales were slightly lower than production due to timing of production and shipments.

For the year ended December 31, 2025, Bonikro produced 100,678 ounces compared to 86,755 ounces in the comparative prior period. Higher production is the result of PB5 mining, as anticipated, along with higher throughput and recovery.

For costs, as expected and guided, Bonikro's sustaining capital and AISC(1) continued to be impacted by capitalized stripping at PB5. Stripping activities conducted in 2025, will improve production and costs for upcoming years, as high grade ore will be exposed while significantly lower waste removal will be required.

For the year ended December 31, 2025, gold sales were slightly lower than production, due to timing of sales.

Hiré Exploration

In the fourth quarter, drilling at Hiré focused on testing for oxides along the eastern extension of the Chapelle orebody and sterilization drilling to extend a waste dump near the Agbale open pit. In total 36 holes comprising 3,701.4 metres were drilled with the bulk of the holes completed with an RC drill.

During 2025, 610 holes totalling 38,244 metres of drilling were completed over the Hiré mine area with the bulk of the holes testing for near surface mineralization west and southwest of the Assondji So deposit and for potential underground mineralization below the Akissi So Deposit.

Oumé Exploration

No exploration drilling was conducted over the Oumé area at the northern end of the Properties during the quarter. However, 27 geotech and hydro geology holes totalling 3,240.5 metres were completed in support of Mineral Resource and Mineral Reserve estimation studies.

During 2025, 176 holes totalling 21,525.6 metres were completed over the Oumé area with the bulk of the holes infill drilling and testing for extensions of the Dougbafla Deposits.

Prospecting and mapping were advanced over the Oumé area in Q4, with a focus on gathering data over specific Au-in-soil anomalies, interpreted structures and induced polarization anomalies with a goal to test at least 5 new target areas in the first half of 2026.

Bonikro Mineral Reserve and Mineral Resource

At Bonikro, additional Mineral Reserves were attributable to the inclusion of Phase 6, which also significantly extends mine life. Furthermore, at Oumé, exploration success and supporting technical studies resulted in the maiden declaration of Mineral Reserves, confirming the long-term growth potential of Allied’s Côte d’Ivoire asset base.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Agbaou Key Performance Information (100% Basis)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	1.01	1.06	2.77	3.13
Waste mined (M tonnes)	8.78	8.97	38.24	28.63
Ore processed (M tonnes)	0.64	0.67	2.42	2.31
Gold
Production (Ounces)	26,534	25,163	84,523	77,874
Sales (Ounces)	27,060	27,171	83,762	79,394
Feed grade (g/t)	1.32	1.26	1.12	1.12
Recovery rate (%)	94.5%	94.5%	94.8%	94.9%
Total cost of sales per ounce sold(4)	$2,001	$1,835	$1,937	$2,065
Cash costs per ounce sold(1)	$1,856	$1,785	$1,824	$2,008
AISC per ounce sold(1)	$1,987	$1,910	$2,269	$2,207
Financial (In thousands of US Dollars)
Revenue	$102,923	$71,577	$278,245	$188,890
Cost of sales (excluding DDA)	(47,788)	(47,265)	(146,822)	(155,995)
Gross profit excluding DDA(1)	$55,135	$24,312	$131,423	$32,895
DDA	(6,360)	(2,598)	(15,430)	(7,974)
Gross Profit	$48,775	$21,714	$115,993	$24,921
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$1,555	$1,418	$30,791	$5,888
Expansionary(1)	—	—	284	7,238
Exploration(1)	1,521	—	4,160	—

Agbaou produced 26,534 ounces of gold during the three months ended December 31, 2025, compared to 25,163 ounces in the corresponding quarter of the previous year. Production in the fourth quarter focused on higher-grade fresh ore from the West pits and medium-grade oxide ore from the South and North pits. Ore mined was in line with plan, consistent with the previously outlined strategy to advance waste stripping in earlier quarters. This enabled access to higher ore tonnage and increased throughput at the process plant in the fourth quarter and into 2026. Continued stripping of the West pits is expected to provide access to ore to support the 2026 production, including securing access to higher-grade ore in the first quarter of 2026, ahead of the start of the rainy season.

Costs for the fourth quarter, as anticipated, began decreasing, as the waste removal at WP 7 until the third quarter, benefited access to oxide ore in the fourth quarter of 2025 which had significantly less stripping, along with the successful implementation of a centralized management model.

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The benefits of the centralized contractor model and the Hub-and-Spoke structure implemented are becoming more evident, enabling improved agility in managing shared resources and coordinating recovery efforts across sites. These enablers will be further embedded in the coming months as the
| 33

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Company transitions from initiation to full execution. Looking ahead, execution discipline will remain central to delivering value in the second half. With deeper integration of the Hub-and-Spoke model, continued focus on plant optimization, and improved mining flexibility.

In addition to operational factors, the increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026.

Gold sales during the quarter were slightly higher than production due to timing of shipments.

For the year ended December 31, 2025 Agbaou produced 84,523 ounces compared to 77,874 ounces in the comparative prior period reflecting the benefits of higher stripping earlier in 2025.

Gold sales for the year ended December 31, 2025 were in line with production, with minor variances due to timing of shipments

Agbaou Exploration

Allied is actively pursuing opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. In the fourth quarter of 2025, Allied completed 49 holes totalling 9,883.2 metres with up to five drills operating. These holes tested the down-dip extensions of known gold-bearing ore bodies and in one case, testing of a new gold zone. This sustained effort, which commenced in July 2025, comprises a minimum of 166 holes totalling 35,072 metres with a goal of adding several more years of mine life. This work program is approximately 52% completed and scheduled to finish near the end of the first quarter of 2026.

Soil sampling was initiated over the Agbaou West target in the fourth quarter of 2025 with 401 samples collected out of a total of 1,232 samples. During 2025, 1,781 soil samples were collected over three areas as part of an ongoing effort to define new mine-proximal drill targets.

Looking forward to 2026, testing of the known zones to depth will continue along with testing for oxide gold zones along strike of known deposits and new targets outside of the compensation boundaries.

Agbaou Mineral Reserve and Mineral Resource

At Agbaou, mining design parameters were refined, supported by additional geotechnical drilling, to improve operational efficiency and reduce dilution. The mining sequence was optimized to better balance waste-stripping pushback intensity. Furthermore, additional deep drilling, initially focused below West Pit 7, confirmed the geometry, width, and grade continuity of the mineralized structures currently being mined, significant de-risking the mine plan over the budget period and supporting a goal of further increasing Mineral Reserves.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 34

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
5.    CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Kurmuk Project Summary

The Kurmuk Project is a transformational development mine in the Benishangul-Gumuz region of Ethiopia. The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and the finalized installation of a power line and substations. The power supply construction agreement is in development and is expected to be completed and energized ahead of first gold. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable thereafter. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km² exploration territory.

The Company made the decision to advance the project in 2023, and its construction has been funded by available cash on hand and cash flows from producing mines, and the Kurmuk stream and gold prepay entered into in the fourth quarter of 2024.

Key project details are as follow:

•First gold pour is expected mid-2026.
•Currently defined 2.7 million ounces in Proven and Probable Mineral Reserves.
•Kurmuk is expected to deliver between 100,000 and 150,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over a 10-year mine life at industry-leading AISC(1) below $950 per ounce, based solely on Mineral Reserves. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.
•A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•A 2023 study proposed an increase in plant throughput from 4.4 Mt/y in the 2022 Definitive Feasibility Study to 6.0 Mt/y, representing a 38% increase. By utilizing existing major equipment and contractor mining, the proposed expanded project could be developed within the same capital requirements range as initially planned. The Company is now strategically targeting 6.4 Mt/y as further described below.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a strategic focus, supported by active planning and phased preparation. Mineopex, a specialized operational readiness company based in South Africa, was selected to assist the operational team with the commissioning, ramp-up, and stabilization of operations in the early months of the project, to enhance organizational depth and provide training and development for the local workforce.

Kurmuk Quarterly Progress

The Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the fourth quarter of 2025.

The project is progressing well, with procurement and logistics of critical items substantially completed at year-end. The key focus during the quarter was on logistics for transporting equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk continued mechanical activities throughout the first quarter, progressing the remaining earthworks at the tailings storage facility and haulage road, and advancing piping and electrical installation, other infrastructure, and ancillary facilities. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.

| 35

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
The key focus during the first quarter 2026 and the rest of the year is the completion and close-out of all remaining engineering and procurement activities, with particular emphasis on finalizing outstanding fabrication works and concluding all logistics arrangements for the transport of equipment, materials, and other long-lead items to site. This includes managing international and local supply chains, final inspections, expediting of critical items, and coordination of delivery schedules to align with site readiness and construction sequencing. Mobilization of the electrical, control and instrumentation contractor occurred in the first quarter of 2026, with the commencement of electrical, control and instrumentation work across the process plant and associated infrastructure areas. In parallel, piping installation will commence and ramp up across key plant circuits, enabling progressive completion of mechanical scopes and supporting downstream pre-commissioning activities. These activities will be closely coordinated with ongoing structural, mechanical, piping, and plate works to ensure efficient interface management across all work fronts. Bulk mining activities, initiated in the third quarter of 2025, will continue to ramp up in line with the production schedule, supporting the build-up of run-of-mine stockpiles and ensuring operational readiness for plant commissioning. The crushing circuit remains on track for early completion, which is critical to ensuring sufficient ore availability to support the targeted mid-year first gold milestone. Focus will be placed on achieving mechanical completion, testing, and handover of the crushing facilities to enable timely integration into the overall commissioning sequence. Overall construction activity is expected to reach peak levels, approximately 3,000 people, during the first quarter of 2026, with multiple disciplines progressing in parallel across the process plant, infrastructure, tailings, and mining areas. This peak period will be characterized by intensified site activity, increased manpower levels, and a strong focus on productivity, safety performance, quality control, and schedule adherence to ensure the project remains firmly on track to achieve its key operational milestones. Safety is the primary focus area during this period.

Pre-commissioning activities are planned to start at the beginning of the second quarter, with first gold expected for mid-2026. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Along with the advancement of engineering for the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 Mt/y. This increased flexibility is being incorporated into the project execution, with subsequent modifications to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the company’s long-term strategy of maximizing value at each of the Company's assets.

Kurmuk Project Exploration

On November 27, 2025, Allied presented results of the exploration programs carried out over the Kurmuk Property during the period from mid 2024 to the middle of November 2025. The Company’s five-year exploration goal for Kurmuk is to reach 5 million ounces of Mineral Resources, representing a sequential target of over 1.5 million ounces of new Mineral Resources in addition to the current inventory. The objective includes adding at least 0.5 million ounces of new Mineral Resources within 10 km of the mill, to sustain or exceed the initial gold production levels of approximately 290,000 ounces per annum. The exploration plan considers expanding on the existing Mineral Resources near both the Ashashire and Dish Mountain deposits, advancing exploration at Tsenge utilizing a combination of geophysical surveys, trenching and drilling with a focus on higher-grade and advancing exploration at three other prospects in the property. At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, as the limits to the mineralized system remain open. A significant amount of highly successful drilling and trenching was also carried out at Tsenge, confirming the strike extents of the gold-bearing system and depth extensions of the Hiccup Hill and Setota mineralized lenses, located at the southern end of the 9 km long Tsenge target. A first-pass drill program, which was completed over the Urchin Prospect located adjacent to the Ashashire haul road, yielded positive results and will require a follow-up drill program. Select exploration highlights from this news release (see Allied Gold's press release dated November 27, 2025 available at alliedgold.com for full details) include:
•Dish Mountain: 12.6 metres @ 2.93 g/t Au (DMDD774), 16.0 metres @ 2.61 g/t Au (DMDD765) and 9.3 metres @ 3.35 g/t Au (DMDD752)
•Tsenge - Hiccup Hill: 16.4 metres @ 13.0 g/t Au (TSDD041) and 10.0 metres @ 5.96 g/t Au (in trench TSCH012)
•Tsenge - Setota: 10.5 metres @ 1.85 g/t Au (TSDD036) and 20.0 metres @ 1.11 g/t Au (TSDD036)
•Urchin: 5.0 metres @ 3.47 g/t Au (ASRC031) and 4 metres @ 10.88 g/t Au (in trench URTR09)

During the fourth quarter, drilling was focused on resource extension drilling on the strike and depth extensions of Dish Mountain Resource, exploratory drilling and channel sampling continued at the Tsenge Prospect, the continuation of a new round of resource extension drilling at Ashashire, follow-up drilling over the Urchin Prospect and continued ROM and waste pad sterilization drilling. A total of 41 holes for 8,846 metres was drilled by five exploration drill rigs in the fourth quarter of 2025 with 157 holes totaling 30,635.5 completed in 2025. Reprioritization of additional extensional drilling at Dish Mountain will be carried out in early 2026 in conjunction with an updated resource estimate.
| 36

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

At Tsenge, channel sampling was continued along road cut sections representing 1,936 metres of sampling in Q4, 2025 with 6,151 metres of road cut channel sampling completed in 2025. Results to date continue to be promising and lock in the surface locations of the zones being intersected by the drilling.

The drill program at Hiccup Hill and Setota, at the southern end of the Tsenge Prospect continues to focus on building out a potential inferred mineral resource on 80 metre spaced holes along the projected plunge of the interpreted higher grade sections of the mineralized lens. The Tsenge scout drilling program remained on hold during the quarter. Exploration over the remainder of the 8- kilometre long Tsenge prospect will consist first of an IP survey to prioritize targets areas along this very large feature. Some RC drilling may be carried out in advance of the IP survey across previously identified targets identified by strong Au-in-soil anomalies.

Drilling resumed at Ashashire early in the third quarter, to further test the depth extent of the mineralization with a longer-term goal of potentially deepening the ultimate Ashashire pit. Visual observations indicate that the zones were mostly intersected where expected with assays starting to trickle in. Along with depth testing of the Ashashire Deposit an effort will be made to further extend the deposit along strike and to discover additional nearby gold zone.

A drone magnetic survey and an induced polarization survey (over Tsenge and Ashashire) are also planned. All of this work is aligned with the Company's strategic objective of a 5 million ounce mineral inventory at Kurmuk.

Kurmuk Power Purchase Agreement

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

Key Terms of the Agreement:

•Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.
•Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•Renewable Energy Source: The project will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company's commitment to sustainable mining practices.
•Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

Kurmuk Mineral Reserve and Mineral Resource

At Kurmuk, work to refine the geological framework of the mineralization ahead of the start of operations is complete. This included developing a detailed litho-structural surface map of Dish Mountain, leveraging numerous rock exposures made available during pioneering and mining activities. Furthermore, the updated Mineral Resource models for Dish Mountain and Ashashire were generated to incorporate exploration and infill drilling completed since 2023. While Mineral Resources, Mineral Reserves, and the life-of-mine plan remain broadly consistent with the previous plan, the current update provides a robust model for production and enables optimization of the Dish Mountain mining sequence to balance waste stripping and integrate the high-grade mineralization from Ashashire into the production profile, effectively de-risking production and offering optimization opportunities for the future.
Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 37

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Transaction with Zijin Gold

Having been advised by Zijin Gold International Company Limited ("Zijin Gold") in January that their formal and detailed diligence and internal approval processes had been completed, and that Zijin Gold wished to proceed with a transaction which was in line with the Company's value expectations, the Company engaged in full negotiation on price and terms of a possible transaction. On January 26, 2026, following several weeks of detailed negotiations, the Company announced it had entered into a definitive agreement (the "Arrangement Agreement" or the "Agreement"), pursuant to which Zijin Gold, a public company listed on the Hong Kong Stock Exchange, had agreed to acquire all of the issued and outstanding shares of Allied Gold (the “Transaction”) at a price of C$44 per share (the “Offer Price”) in cash, pursuant to the terms of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement). The Board determined that the offer immediately achieved fair value realization while mitigating business risks, particularly in highly volatile markets, and Zijin Gold had demonstrated a strong track record of long-term asset stewardship and consequently, there was a suspension of the other strategic opportunities.

The en bloc equity value of the Company, taking into account the implied total value of the assets of the Company and cash on hand, pursuant to the Arrangement is approximately C$5.5 billion based on Allied Gold’s common shares outstanding and the offer price to shareholders, realizing a significant, certain and immediate value for Allied Gold shareholders.

Benefits of the Arrangement:

•The strong fundamental value of Allied Gold, underpinned by two tier-one, generational mines with imminent and significant growth, positioning it as a differentiated asset base, has been validated by the Zijin Gold transaction, and is clearly reflected in the transaction terms.
•Immediate and significant premium of approximately 27% to the 30-day volume-weighted average share price on the TSX prior to the announcement of the transaction.
•Consideration represents an all-time high for Allied's common share price.
•All-cash offer that is not subject to a financing condition and that provides shareholders with immediate liquidity, crystallizing significant and certain value amid extreme volatility in gold prices, and reducing exposure to broader market volatility.
•Strong deal certainty with a highly credible and leading global mining company as purchaser with the financial resources necessary to complete the Arrangement and a demonstrated track record of completed transactions in Canadian capital markets.

With the requisite Allied shareholder approval having been obtained on March 31, 2026 and regulatory approvals in progress, the goal remains to close as soon as possible and before the outside date in the Agreement, with the continuing objective of closing at the end of April, subject to the satisfaction of customary closing conditions, including the receipt of all required regulatory approvals and final court approval. Such regulatory approvals are currently underway in multiple jurisdictions, with Zijin Gold and Allied working cooperatively in a sensible and disciplined manner. While broader global geopolitical events and circumstances should not impact the progress of the regulatory process for the transaction, both companies monitor these events and circumstances and regularly discuss possible implications of those events and circumstances. There is no assurance that these events and circumstances will not have an impact on the transaction or timing for approvals nor that such approvals will be received. Both companies continue to demonstrate a strong commitment to complete the transaction. Further, the companies are working on an orderly transition, including site detailed visits, management integration planning, and evaluating further asset optimizations and opportunities aimed at unlocking future value for the asset platform.

Overnight Marketed Equity Offering

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

Gold Prepaid Forward Arrangement

The Company has entered into Gold Prepaid forward arrangements with select lenders (the "Prepay Lenders"), for a total advance amount of $125.0 million. Under these arrangements, the Company will deliver to the Prepay Lenders an aggregate of 4,035 ounces of gold per month over a period of twelve months, starting in October 2026.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading
| 38

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Common Share Consolidation

During the second quarter, in May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

During the second quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million (C$92.3 million). and net proceeds of $61.9 million (C$85.1 million).

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company is using net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio.

Cash Flow Protection Program

To further support its fully-funded plan, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. In May 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

A program that allows the Company to share in further revenues above $4,594 has been implemented as a supplement to and part of the cash flow protection program. The program relies on $4,500 average rate gold call options with a cost of approximately $94 per option and covers the entirety of its remaining existing zero-cost collars from November 2025 to December 2026.

Precious Metals Purchase Agreement with Triple Flag Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp., ("Wheaton"). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the "Advance Amount"), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk Project in Ethiopia. The Company has made all four draws.

WPMI will having the right to purchase 6.7% of payable gold from the Company's Kurmuk mine (the "Stream"), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining licence and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining licence which are processed at the Kurmuk plant.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Public Offering of Common Shares

During the fourth quarter of 2024, the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk development project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk Project, intended to enhance financial flexibility to unlock significant value.

Precious Metals Purchase Agreement with Triple Flag Precious Metals

On August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares were trading at the time and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resource conversion and exploration upside.

Optimization Initiatives

Management has continued on its optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2025 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are underpinned by its Mineral Reserves and Mineral Resources, which support the reliability and sustainability of the Company’s production platform while providing flexibility to enhance near-term production and cash flows from high-yield, near-mine opportunities. During the year, Allied completed a comprehensive review of all its resource models and mining design parameters, incorporating new exploration and production information, standardized geological modelling processes and mining design assumptions, particularly with respect to mining selectivity and dilution. These adjustments were intended to strengthen ore control practices and improve short-term operational predictability. Allied remains confident that ongoing exploration efforts will continue to grow mineral inventories, with the objective of delivering additional growth during 2026. This has been demonstrated with the declaration of Mineral Reserves at Oumé for the first time in 2025, significantly increasing the LOM at Bonikro, along with the inclusion of Stage 6.

As of December 31, 2025, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold, contained within 247.1 million tonnes at a grade of 1.41 g/t. This represents a net year-over-year increase, reflecting the addition of new Mineral Reserves, replacing depletion from 2025 production, and updates to economic and design assumptions. Total Measured and Indicated Mineral Resources stood at 15.3 million ounces of gold, contained within 336.7 million tonnes at a grade of 1.41 g/t. The modest decrease from 2024 is primarily attributable to the recategorization of some Indicated Mineral Resources to Inferred Mineral Resources. Inferred Mineral Resources, at year-end totalled 2.1 million ounces contained within 54.2 million tonnes at a grade of 1.20 g/t, increasing from 1.4 million ounces from the prior year, reflecting the Company’s progress on increasing its mineral inventories.

Further details on a mine-by-mine basis can be found in the Review of Operations section of this MD&A, along with the Construction section for Kurmuk.

The Company’s 2025 year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2025.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali-Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine	6,601	0.87	185	26,217	1.32	1,111	32,819	1.23	1,296
Agbaou Mine	1,798	1.07	62	3,810	1.53	188	5,608	1.39	250
Total Mineral Reserves	55,114	1.13	2,007	192,023	1.48	9,156	247,137	1.41	11,164
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2025.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali-Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine	8,339	1.14	306	32,316	1.38	1,436	40,654	1.33	1,742
Agbaou Mine	3,064	1.25	123	4,537	1.73	252	7,601	1.53	374
Total Mineral Resources (M&I)	70,595	1.11	2,522	266,118	1.49	12,771	336,713	1.41	15,292
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2025.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	45,547	1.13	1,656
Korali-Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine	1,659	1.65	88
Agbaou Mine	781	2.62	66
Total Mineral Resources (Inferred)	54,183	1.20	2,091
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Mineral Reserve and Mineral Resource Reporting Notes

1.Metal Price, Cut-off Grade, Metallurgical Recovery:
	Mineral Reserves	Mineral Resources
Sadiola (80%)	Price assumption: $2,000/ounce gold Open pit cut-off grades range from 0.26 to 0.69 g/t gold	Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.23 g/t to 0.58 g/t gold
Korali-Sud (65%)	Price assumption: $2,000/ounce gold Open pit cut-off grades range from 0.34 to 0.76 g/t gold	Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.30 g/t to 0.66 g/t gold

Kurmuk (100%)(7)
Price assumption: $1,700/ounce gold. Selected pit shells using values of US$1,530/oz (revenue factor 0.90) for Dish Mountain and US$1,300/oz (revenue factor 0.76) for Ashashire.
Open pit cut-off grades range from 0.36 to 0.49 g/t gold
Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.37 g/t to 0.49 g/t gold

Bonikro (89.89%)	Price assumption: $2,000/ounce gold Open pit cut-off grades range from 0.46 to 0.57 g/t gold.	Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.38 g/t to 0.60 g/t gold
Oume (100%)	Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.54 to 0.71 g/t gold.	Price assumption: $2,400/ounce gold Open pit cut-off grades range from 0.54 g/t to 0.69 g/t gold
Hire (89.89%)	Price assumption: $2,000/ounce gold Open pit cut-off grades range from 0.59 to 0.69 g/t gold.	Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.38 g/t to 0.60 g/t gold

Agbaou (85%)	Price assumption: $2,000/ounce gold Open pit cut-off grades range from 0.43 to 0.55 g/t gold	Price assumption: $2,300/ounce gold Open pit cut-off grades range from 0.37 g/t to 0.48 g/t gold

2. Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk. Only a portion of the government interests are carried.
3. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.
4. The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.
5. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6. Mineral Reserves and Mineral Resources are reported as of December 31, 2025.
7. For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
7.    FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at December 31, 2025	As at December 31, 2024
Current Assets (including Cash and Cash Equivalents)	$763,709	$449,286
Non-Current Assets	1,359,970	870,568
Total Assets	$2,123,679	$1,319,854
Current Liabilities	988,564	485,003
Non-Current Liabilities	630,436	418,554
Total Liabilities	$1,619,000	$903,557
Equity attributable to Shareholders of the Company	407,609	345,765
Non-controlling interest	97,070	70,532
Total Equity	$504,679	$416,297

Net Working Capital(3)	$(70,543)	$60,639

Total assets were $2,123.7 million as at December 31, 2025, compared to total assets of $1,319.9 million as at December 31, 2024. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include cash and cash equivalents, inventories, prepayments and other receivables (comprising value-added taxes in the jurisdictions in which the Company operates). Notable changes from the prior year are related to capital expenditures at Kurmuk and Sadiola Phase 1, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital with a decrease in finished goods inventory related to Korali-Sud ore at Sadiola, an increase in ore stockpiles and a significant increase to cash and cash equivalents.

Total liabilities as at December 31, 2025, were $1,619.0 million compared to $903.6 million as at December 31, 2024. The increase is predominantly attributable to unrealized mark-to-markets on the Company's gold collars and convertible debentures, deferred revenue liabilities related to the Wheaton Precious Metals draws and Prepaid Gold arrangements, and general timing on accounts payable and accrued liabilities, offset by payments under the claim settlement. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $479.8 million as at December 31, 2025, compared to $225.0 million as at December 31, 2024. Cash balances were positively impacted by significant operating cash flows associated with the increase in sales quantities and gold prices, proceeds from stream and prepaid gold arrangements and successful equity raises. This was offset by capital expenditures at Kurmuk and Sadiola Phase 1, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with funds from cash flows from operating activities.

Net working capital(3) was a deficit of $70.5 million at December 31, 2025, compared to $60.6 million at December 31, 2024. Working capital in the current period is affected by the short-term liabilities associated with the gold collars, which become payable when, on settlement, gold price average for the period exceed the collar’s upper limit. While settlements result in a cash outlay, such outlays are triggered by revenue cash generating events, with the proceeds of the sale at prices exceeding that limit providing the necessary funds for settlement.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at December 31, 2025 were $154.3 million compared to $96.4 million as at December 31, 2024.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with funds on hand from and cash flows from operating activities and, as described below, with the execution on number of non-dilutive stream and prepaid transactions.

Lastly, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $128.6 million, interest payments of $9.4 million and deferred and contingent consideration of $30.1 million, along with accounts payable and accrued liabilities.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$227,134	$140,971	$637,032	$321,268
Income tax paid	—	(7,077)	(33,321)	(35,696)
Settlement of Claim Matters	—	(68,000)	(42,198)	(68,000)
Operating cash flows before movements in working capital(6)	$227,134	$65,894	$561,513	$217,572
Working capital movement(6)	(37,810)	(14,984)	(47,534)	(106,758)
Net cash generated from operating activities	$189,324	$50,910	$513,979	$110,814
Net cash used in investing activities	(96,314)	(73,690)	(432,067)	(193,405)
Net cash generated from financing activities	131,759	152,142	184,857	151,227
Net increase in cash and cash equivalents	$224,769	$129,362	$266,769	$68,636

Operating Activities

Net cash generated from operating activities for the three months ended December 31, 2025 was $189.3 million. This compares to $50.9 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by significantly higher gold sales and higher realized gold prices. Prior year cash flows were further negatively impacted by the settlement of claim matters and higher income taxes paid. Working capital impact for the quarter is related to normal course movements in inventory (including stockpiles) and timing of accounts payable, along with year-end accruals.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended December 31, 2025 increased significantly, at an inflow of $227.1 million compared with the prior year comparative quarter inflow of $141.0 million, due to higher gold sales and higher realized gold prices. The impact of higher sales was partially offset by lower proceeds from stream arrangements and prepays in the current period.

Working capital movement(6) for the three months ended December 31, 2025 impacted cash flows by $37.8 million, compared to $15.0 million in the prior year comparative quarter. Working capital impact for the quarter is related to normal course movements in inventory (including stockpiles) and timing of accounts payable, along with year-end accruals.

Net cash generated from operating activities for the year ended December 31, 2025 was $514.0 million compared to an inflow of $110.8 million in the prior year comparative period. Current period cash from operating activities was positively impacted by significantly higher gold sales and higher realized gold prices. Prior year cash flows were further negatively impacted by the settlement of claim matters and higher income taxes paid. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Operating cash flows before income tax paid, government settlements and movements in working capital for the year ended December 31, 2025 increased significantly, at $637.0 million, compared to $321.3 million in the prior year comparative period. The increase was related to higher gold sales and higher realized gold prices.

Working capital movement(6) for the year ended December 31, 2025 impacted cash flows by $47.5 million, compared to a negative impact of $106.8 million in the prior year comparative quarter. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.

Investing Activities

For the three months ended December 31, 2025, net cash used in investing activities was $96.3 million compared to $73.7 million in the prior year comparative quarter. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk and Sadiola Phase 1 construction-related activities, owner costs and capitalized borrowings.

For the year ended December 31, 2025, net cash used in investing activities was $432.1 million compared with $193.4 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk and Sadiola Phase 1 construction-related activities, owner costs and capitalized borrowings.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended December 31, 2025, net cash generated from financing activities was $131.8 million compared to an inflows of $152.1 million in the comparative prior year quarter. Current quarter cash inflows from financing activities are related predominantly to the closing of a public offering of common shares. Prior comparative period financing cash flows are likewise related to the issuance of equity.

In the year ended December 31, 2025, net cash generated from financing activities was $184.9 million, compared to an inflow of $151.2 million in the comparative prior year period. Current period cash inflows from financing activities were related predominantly to the closing of a public offering of common shares. Prior comparative period financing cash flows are likewise related to the issuance of equity.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at December 31, 2025	As at December 31, 2024
Total Equity	$504,679	$416,297
Current and Non-Current Borrowings	154,312	96,356
	$658,991	$512,653
Less: Cash and cash equivalents	(479,777)	(224,994)
	$179,214	$287,659

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2025, shown on an undiscounted basis:

(In millions of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$107.3	$—	$—	$107.3
Interest	9.4	15.8	—	—	25.2
Accounts payable and accrued liabilities	373.2	—	—	—	373.2
Derivative financial liability	167.3	—	—	—	167.3
Reclamation and closure costs	—	—	13.9	224.7	238.6
Deferred and contingent consideration	30.1	36.5	24.9	—	91.5
Capital and other financial commitments	128.6	12.2	1.8	0.6	143.2
Total contractual obligations and commitments	$708.6	$171.8	$40.6	$225.3	$1,146.3

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at March 30, 2026	As at December 31, 2025	As at December 31, 2024
Common Shares issued and outstanding	125.9	124.7	109.6
Stock options(5)	2.4	2.4	0.2
Restricted share units(5)	2.2	3.3	1.2
Convertible debentures(5)	6.2	6.2	6.2
Total Shares and Convertible Securities Issued and Outstanding(5)	136.6	136.6	117.2

TRANSACTIONS BETWEEN RELATED PARTIES

The Company enters into transactions with other entities that fall within the definition of a related party as contained in IAS 24, Related Party Disclosures. Such transactions are in the normal course of business and at terms that correspond to those on normal arms-length transactions (except revenue related transactions) with third parties. Related parties comprise entities under common ownership and/or common management and control; their partners and key management personnel.

All related-party transactions have been entered into on arm’s-length terms. Any significant transactions would be separately disclosed in the Consolidated Financial Statements:

An amount of $0.1 million (2024: $5.6 million) was paid to Allied Resources Commercial Brokers, a company controlled by a director, in respect of payroll processing, vendor payment support and office management services provided to the Company. In addition, an amount of $0.2 million (2024: $0.2 million) was paid to TheSiger Pty Limited, a company controlled by a director, in respect of services provided to the Company. These services were entered into on terms equivalent to those that prevail in arm’s length transactions and the amounts owing are to be settled in cash.

8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the
Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended December 31, 2025, spot gold prices averaged $4,135 per ounce, compared to $2,663 per ounce during the comparative prior year quarter. During the period, the highest price was $4,449 per ounce and the lowest price was $3,872 per ounce.

During the year ended December 31, 2025, spot gold prices averaged $3,432 per ounce, compared to $2,389 per ounce in the prior year. During the period, the highest price was $4,449 per ounce and the lowest price was $2,633 per ounce.

Gold prices reached another all-time high in the fourth quarter of 2025, surpassing $4,000 per ounce and providing a year-to-date return of over 65%. Geopolitical and economic uncertainty contributed to gold’s strength. Structural demand from investors seeking diversification continues to support the gold price, as global ETF holdings increased overall in the fourth quarter. Central banks have been net buyers of gold in 2025 with Poland, Kazakhstan, and Brazil having the largest reported official-sector gold purchases.

In the short-term, gold prices are likely to continue to be driven by geopolitical risks, macroeconomic concerns, and the US Federal Reserve policy signals. Looking forward, heightened global economic and geopolitical uncertainty combined with sustained interest from investors and central banks should be supportive of gold over the longer term.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended December 31, 2025, the average USD/EUR exchange rate was 1.1641, the lowest was 1.1482, and the highest was 1.1795. The rate at the end of the period was 1.1746.

For the year ended December 31, 2025 the average USD/EUR exchange rate was 1.1304, the lowest was 1.0244, and the highest was 1.1867.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied are described in note 3 - Summary of Material Accounting Policies of the Company's consolidated financial statements for the year ended December 31, 2025.

Adoption of new accounting standards

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company's consolidated financial statements.
| 49

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

New accounting standards issued but not yet effective

IFRS 18 - Presentation and Disclosures of Financial Statements.

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the consolidated financial statements.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026,and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company does not currently have such contracts in effect and therefore does not expect the adoption of the amendment to have a significant impact on the Company's financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2025 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold ounce sold;
•AISC per gold ounce sold;
•Gross profit excluding DDA;
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
•Sustaining, Expansionary and Exploration Capital Expenditures;
•Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs(1), AISC(1), Gross profit excluding DA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC(1) include cash costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures. Further, in relation to Bonikro, as the 2025 waste stripping benefits not only 2025 but also the following two years of production, the AISC per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

(In thousands of US Dollars, unless otherwise noted)	For three months ended December 31, 2025				For three months ended December 31, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$42,969	$47,788	$115,061	$205,818	$27,330	$47,265	$27,293	$101,888
DDA	3,985	6,360	4,095	14,440	8,923	2,598	1,433	12,954
Cost of Sales	$46,954	$54,148	$119,156	$220,258	$36,253	$49,863	$28,726	$114,842
Cash Cost Adjustments
DDA	$(3,985)	$(6,360)	$(4,095)	$(14,440)	$(8,923)	$(2,598)	$(1,433)	$(12,954)
Agbaou Contingent Consideration	—	2,523	—	2,523	—	1,293	—	1,293
Silver by-Product credit	(258)	(95)	(374)	(727)	(151)	(50)	(71)	(272)
Total Cash Costs(1)	$42,711	$50,216	$114,687	$207,614	$27,179	$48,508	$27,222	$102,909

AISC(1) Adjustments
Reclamation & Remediation Accretion	$137	$156	$140	$433	$218	$318	$560	$1,096
Exploration Capital	1,334	1,521	4	2,859	—	—	65	65
Exploration Expenses	—	—	2,752	2,752	1,707	1,331	9,791	12,829
Sustaining Capital Expenditures	8,684	1,556	69	10,309	6,031	1,418	3,682	11,131
IFRS 16 Lease Adjustments	322	322	—	644	322	322	—	644
Total AISC(1)	$53,188	$53,771	$117,652	$224,611	$35,457	$51,897	$41,320	$128,674

Gold Ounces Sold	30,465	27,060	55,921	113,446	22,979	27,171	14,619	64,769

Cost of Sales per Gold Ounce Sold	$1,541	$2,001	$2,131	$1,942	$1,578	$1,835	$1,965	$1,773
Cash Cost(1) per Gold Ounce Sold	$1,402	$1,856	$2,051	$1,830	$1,183	$1,785	$1,862	$1,589
AISC(1) per Gold Ounce Sold	$1,746	$1,987	$2,104	$1,980	$1,543	$1,910	$2,826	$1,987
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

(In thousands of US Dollars, unless otherwise noted)	For year ended December 31, 2025				For year ended December 31, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$140,712	$146,822	$466,005	$753,539	$113,356	$155,995	$193,176	$462,527
DDA	33,284	15,430	23,029	71,743	33,464	7,974	6,183	47,621
Cost of Sales	$173,996	$162,252	$489,034	$825,282	$146,820	$163,969	$199,359	$510,148
Cash Cost Adjustments
DDA	$(33,284)	$(15,430)	$(23,029)	$(71,743)	$(33,464)	$(7,974)	$(6,183)	$(47,621)
Agbaou Contingent Consideration	—	6,190	—	6,190	—	3,635	—	3,635
Silver by-Product credit	(811)	(263)	(1,431)	(2,505)	(474)	(181)	(357)	(1,012)
Total Cash Costs(1)	$139,901	$152,749	$464,574	$757,224	$112,882	$159,449	$192,819	$465,150

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$549	$624	$1,394	$2,567	$873	$1,273	$2,241	$4,387
Exploration Capital	3,728	4,160	365	8,253	—	—	1,200	1,200
Exploration Expenses	578	423	11,919	12,920	2,680	7,840	13,298	23,818
Sustaining Capital Expenditures	17,438	30,791	3,402	51,631	20,407	5,888	20,064	46,359
IFRS 16 Lease Adjustments	1,287	1,287	—	2,574	751	751	—	1,502
Total AISC(1)	$163,481	$190,034	$481,654	$835,169	$137,593	$175,201	$229,622	$542,416

Gold Ounces Sold	97,436	83,762	236,970	418,168	88,776	79,394	145,285	313,455
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	97,436	83,762	228,815	410,013	88,776	79,394	145,285	313,455

Cost of Sales per Gold Ounce Sold	$1,786	$1,937	$2,137	$2,013	$1,654	$2,065	$1,372	$1,627
Cash Cost(1) per Gold Ounce Sold	$1,436	$1,824	$2,030	$1,847	$1,272	$2,008	$1,327	$1,484
AISC(1) per Gold Ounce Sold	$1,678	$2,269	$2,105	$2,037	$1,550	$2,207	$1,580	$1,730
GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•Gains (losses) related to the reverse takeover transaction events and other items,
•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense) and other share-based compensation,
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•Non-recurring provisions,
•Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.
•Gains (losses) on the revaluation of historical call and put options,
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense) and other share-based compensation,
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Non-recurring provisions,
•Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
Net Loss	$(13,727)	$(7,969)	$3,307	$(119,551)
Finance costs, net	$12,550	$6,998	$26,550	$19,276
DDA	14,440	12,955	71,743	47,621
Current income tax expense	99,450	21,996	175,001	87,517
Deferred income tax expense	25,926	16,165	59,045	26,668
EBITDA(1)	$138,639	$50,145	$335,646	$61,531

(In thousands of US Dollars)	For three months ended December 31,		For years ended December 31,
	2025	2024	2025	2024
EBITDA(1)	$138,639	$50,145	$335,646	$61,531
(Loss) gain on revaluation of financial instrument	19,867	(15,553)	69,391	(5,836)
Foreign exchange	7,254	204	11,094	2,670
Share-based compensation	24,748	1,655	60,239	6,611
Settlement of Claim Matters, VAT adjustments and Other	14,108	10,861	47,455	121,193
Adjusted EBITDA(1)	$204,616	$47,312	$523,825	$186,169

| 56

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

12.    CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between December 31, 2025, and December 31, 2024, and results of operations for the years ended December 31, 2025, and December 31, 2024.

This MD&A has been prepared as of March 31, 2026. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•the Company’s expectations relating to the performance of its mineral properties;
•the estimation of Mineral Reserves and Mineral Resources;
•the timing and amount of estimated future production;
•the estimation of the life of mine of the Company’s projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities;
•the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•the Company’s expectations with respect to the Arrangement (as defined herein), including the ability of the Company and Zijin Gold (as defined herein) to obtain all necessary regulatory approvals in connection with the Arrangement in a timely manner or at all, and to satisfy all other conditions precedent in the Arrangement Agreement (as defined herein);
•the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
•the Company’s expectations regarding the payment of any future dividends; and
•the Company’s plans to continue implementing and scaling the Energy Program (as defined herein), including expectations regarding energy needs and the performance of the Energy Program.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to obtain all necessary regulatory approvals in connection with the Arrangement in a timely manner or at all; the ability of Zijin Gold to obtain all necessary shareholder and regulatory approvals in connection with the
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Arrangement in a timely manner or at all; the ability of the Company and Zijin Gold to satisfy all conditions precedent to the completion of the Arrangement; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestitures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; the expected performance of the Energy Program not being realized; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025 are estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•include an allowance for mining dilution and ore loss.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Esteban Chacon, Ing.Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing.Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Ing.Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing.Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing.Chilean Mining Commission	Chelsey Protulipac, P.Geo

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management’s Report on Internal Controls Over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Beginning with the Company’s second annual report following its listing on the NYSE, for 2026 financial results, the Company will be required to provide a management report on ICFR and the Company's independent registered public accounting firm will be required to attest to the effectiveness of ICFR once the Company is subject to the auditor attestation requirements under Section 404(b) of the Sarbanes‑Oxley Act.

Under the supervision and with the participation of management, including the Chairman & Chief Executive Officer and Chief Financial Officer, the Company has designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) and conducted an evaluation of the design and operating effectiveness of the Company's ICFR as of December 31, 2025.

In connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies in its ICFR which were deemed to aggregate to a material weakness. A “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses relate primarily to deficiencies in the Company’s information technology general controls ("ITGCs") predominantly related to legacy systems and deficiencies in the Company’s process-level IT application controls, including weaknesses in access management, segregation of duties, and control execution, which collectively create a reasonable possibility that the Company’s ICFR would not prevent or detect a material misstatement on a timely basis.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
The Company has concluded that the material weaknesses resulted from limitations in its processes, systems, and resourcing, resulting in a pervasive potential impact to the consolidated financial statements. The control environment, systems architecture, documentation standards, and available resources require further redesign to meet the necessary formalized internal control, governance, and documentation requirements.

Based on this evaluation, the Company's Chairman & Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company did not maintain effective internal control over financial reporting. Notwithstanding the material weaknesses, management has concluded that the Company's audited consolidated financial statements as of and for the year ended December 31, 2025, present fairly in all material respects, the Company's financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no changes to previously released financial results.

The Company’s registered public accounting firm has not performed an attestation of the Company’s ICFR in accordance with the established rules of the Securities and Exchange Commission.

Changes in ICFR

During the three months and year ended December 31, 2025, the Company identified the aforementioned material weaknesses, and consequently, its ICFR were deemed to be ineffective. Other than in respect of the material weakness and related remediation, during the year ended December 31, 2025, no change occurred in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

Management’s Remediation Plan

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company’s internal control environment and support sustainable public-company compliance, including:
•Completing enhancements and redesign of ITGCs for certain legacy systems;
•Continuing to perform ICFR and IT risk assessments and implementing additional control activities responsive to identified risks (including enhancements to IT general controls);
•Implementing automated controls and system-based validations, where feasible, to reduce reliance on manual processes and strengthen control consistency;
•Improving documentation and retention practices to ensure audit-ready support including clear supporting data sources, and evidence of timely review and approval in accordance with internal control and governance requirements;
•Completing the formalization of policies and procedures across finance and IT functions to align with public company governance standards and NYSE listing requirements;
•Continuing to engage a third-party advisor to support the SOX readiness efforts and to assist with control design, documentation, and testing in preparation for compliance with Section 404.

While management is making improvements to the Company’s control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weaknesses have not yet been fully remediated. The Company may not be able to fully remediate the material weaknesses until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

This evaluation process, including testing the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026, but may extend into 2027.

Disclosure Controls and Procedures (“DCP”)

The Company maintains DCPs, designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), and other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chairman & Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's DCPs as of December 31, 2025, have concluded that, by implication of the aforementioned material weaknesses, the Company's DCPs were not effective in providing reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chairman & Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, recognize that any ICFR and DCP, no matter how well designed or operated, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025
ENDNOTES

(1)This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)Each stock option is exercisable into one common share of the Company, upon vesting. Restricted share units once fully vested are redeemable into one common share of the Company.

(6)Working Capital movement refers to the sum of
a.(Increase) / decrease in trade and other receivables
b.(Increase) / decrease in inventories
c.Increase / (decrease) in trade and other payables

(7)The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)Included in gold ounces sold for the twelve months ended December 31, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

(9)Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.
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